Filed pursuant to
General Instruction II.L of Form F-10
 File No. 333-193960

PROSPECTUS SUPPLEMENT
(to a Short Form Base Shelf Prospectus dated February 21, 2014)

US$1,000,000,000
ROGERS COMMUNICATIONS INC.
US$700,000,000 3.625% Senior Notes Due 2025
US$300,000,000 5.00% Senior Notes Due 2044

The US$700,000,000 3.625% senior notes due 2025 (the “2025 notes”) will bear interest at the rate of 3.625% per year from  December 8, 2015 and the US$300,000,000 5.00% Senior Notes due 2044 (the “2044 notes”) will bear interest at the rate of 5.00% per year (collectively, the “notes”). We will pay interest on the 2025 notes semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2016.   The effective yield on the 2025 notes if held to maturity will be 3.715% per year. Unless we redeem the 2025 notes earlier, the 2025 notes will mature on December 15, 2025. We will pay interest on the 2044 notes semi-annually in arrears on March 15 and September 15 of each year, beginning on March 15, 2016.  The first interest payment on the 2044 notes will include accrued interest from September 15, 2015.  The effective yield on the 2044 notes if held to maturity will be 4.887% per year. Unless we redeem the 2044 notes earlier, the 2044 notes will mature on March 15, 2044. We may redeem the notes in whole, at any time, or in part, from time to time, at the redemption prices described in this prospectus supplement. We may also redeem all of the notes at any time in the event that certain changes involving Canadian withholding taxes occur. If we experience a change in control and there is a specified decline in the credit rating of a series of the notes, we will be required to make an offer to purchase all of the notes of such series at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of purchase in order to avoid an event of default under the notes of such series.

The 2044 notes offered hereby will be issued as additional notes under the indenture and supplemental indenture thereto governing our US$750,000,000 aggregate principal amount of 5.00% senior notes due 2044 that were issued on March 10, 2014 (the “existing 2044 notes”).  The 2044 notes will have the same CUSIP number as the existing 2044 notes.  The 2044 notes and the existing 2044 notes will constitute a single series under the applicable indenture and supplemental indenture thereto for all purposes, including amendments, waivers, redemptions and offers to repurchase, and the 2044 notes will have the same terms as the existing 2044 notes (other than the issue date, the first interest payment date and the date from which interest begins to accrue).  Upon issuance of the 2044 notes, the aggregate principal amount outstanding of our 5.00% senior notes due 2044 will be US$1,050,000,000.

The notes will be unsecured, unsubordinated obligations of Rogers Communications Inc. and will rank equally with its other unsecured, unsubordinated debt. Subject to the release provisions described herein, payment of principal, premium, if any, and interest on the notes will be fully and unconditionally guaranteed on an unsecured, unsubordinated basis by Rogers Communications Partnership, one of our indirect, wholly-owned subsidiaries.

Investing in the notes involves risks. See the “Risk Factors” section on page 19 of the accompanying prospectus, as well as “Risks Related to the Notes” beginning on page S-8 of this prospectus supplement.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with foreign generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the notes described herein may have tax consequences both in the United States and in the home country of the Registrants. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Registrants are organized under the laws of a foreign country, that some or all of their officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country and that all or a substantial portion of the assets of the Registrants and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The notes offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario) and are not being offered in Canada or to any resident of Canada. See “Underwriting”.

	Price to Public			Underwriters’ Commission(3)		Net Proceeds to RCI(4)
Per 2025 note(5)		99.252%	(1)		0.650%		98.602%
Total	US$	694,764,000		US$	4,550,000	US$	690,214,000
Per 2044 note(5)		101.700%	(2)		0.875%		100.825%
Total	US$	305,100,000		US$	2,625,000	US$	302,475,000

(1)	The price to the public set forth above with respect to the 2025 notes does not include accrued interest, if any, from December 8, 2015, if settlement occurs after that date.
(2)	Plus accrued interest from September 15, 2015.
(3)	We have agreed to indemnify the underwriters against certain liabilities. See “Underwriting”.
(4)	Before deducting expenses of the offering estimated to be approximately US$2 million, which, together with the underwriters’ commissions, will be paid by us.
(5)	Expressed as a percentage of the principal amount of the applicable notes.

The underwriters, as principals, conditionally offer the notes, subject to prior sale, if, as and when issued by us, and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Underwriting” in this prospectus supplement. The underwriters may sell the notes for less than the initial offering price in circumstances discussed under “Underwriting”. In addition, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the notes at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Underwriting”. Each of Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Scotia Capital (USA) Inc., TD Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, BMO Capital Markets Corp., CIBC World Markets Corp., Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc., RBC Capital Markets, LLC and SMBC Nikko Securities America, Inc. is an affiliate of a bank or a financial institution that is currently a lender to us under one or more of our credit facilities and/or a counter-party to one or more derivatives contracts with us. Accordingly, we may be considered to be a connected issuer of each such underwriter for purposes of applicable securities legislation in the Province of Ontario. See “Underwriting”.

There is currently no market through which the notes may be sold and purchasers may not be able to resell the notes purchased under this prospectus supplement. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes, and the extent of issuer regulation. See “Risks Related to the Notes”.

The underwriters expect to deliver the notes to purchasers on or about December 8, 2015, through the book-entry facilities of The Depository Trust Company and its direct and indirect participants, including Euroclear and Clearstream, Luxembourg.
Joint Book-Running Managers

Citigroup	J.P. Morgan	Scotiabank	TD Securities

BofA Merrill Lynch

Co-Managers

BMO Capital Markets	CIBC Capital Markets	Mizuho Securities	MUFG	RBC Capital Markets	SMBC Nikko

December 1, 2015

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT
 AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes that we are offering and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference therein. The second part is the accompanying short form base shelf prospectus dated February 21, 2014, which gives more general information, some of which may not apply to the notes we are offering pursuant to this prospectus supplement. The accompanying short form base shelf prospectus is referred to as the “prospectus” in this prospectus supplement.

If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into the prospectus, as supplemented by this prospectus supplement, and on other information included in the registration statement of which this prospectus supplement and the prospectus form a part. We have not, and the underwriters have not, authorized any other person to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement and the prospectus, including the information in any document incorporated by reference therein, is accurate only as of the date of the document containing the information.

Except as set forth under “Summary of the Offering”, “The Guarantor” and “Description of the Notes” or unless the context otherwise requires, in this prospectus supplement (excluding the documents incorporated by reference into the prospectus) the terms “RCI”, “Company”, “we”, “us” and “our” refer to Rogers Communications Inc. and its subsidiaries, references to Canadian dollars, dollars, “Cdn$” and “$” are to the currency of Canada and references to U.S. dollars or “US$” are to the currency of the United States.

Our consolidated financial statements incorporated by reference into the prospectus have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) and are stated in Canadian dollars.

NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators, and use a number of financial measures, that are not recognized measures under generally accepted accounting principles and do not have a standardized meaning under IFRS.  Important details in respect of these non-GAAP measures, including how they are defined and calculated and why we use them, are included in our management’s discussion and analysis in respect of our financial statements as at and for the years ended December 31, 2014 and 2013 (“Annual MD&A”) and our management’s discussion and analysis in respect of our financial statements as at September 30, 2015 and for the three and nine months ended September 30, 2015 and 2014 (“Interim MD&A”), each of which is incorporated by reference into the prospectus.  See the sections entitled “Key Performance Indicators” and “Non-GAAP Measures” in our Annual MD&A and our Interim MD&A.  None of these measures should be considered as an alternative to any measure calculated in accordance with IFRS. Similarly titled measures presented by other companies may have a different meaning and may not be comparable.
i

Prospectus Supplement

Prospectus

ii

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). You should note that trading of notes on the date of pricing or the next succeeding business day may be affected by the T+5 settlement. See “Underwriting” for more information.

iii

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference in the prospectus solely for the purpose of the offering of the notes hereunder. Other documents are also incorporated, or are deemed to be incorporated, by reference into the prospectus and reference should be made to the prospectus for full particulars thereof.

The following documents filed by us with the Ontario Securities Commission (the “OSC”) under the Securities Act (Ontario) and filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), are specifically incorporated by reference into, and form an integral part of, the prospectus, as supplemented by this prospectus supplement:

●
our annual information form for the year ended December 31, 2014, dated February 13, 2015 (except that any section of such annual information form describing our credit ratings shall not be incorporated by reference into this prospectus supplement);

●
our audited consolidated financial statements as at and for the years ended December 31, 2014 and 2013 (“Annual Financial Statements”), together with the report of the auditors thereon, and our Annual MD&A in respect of those statements;

●	our management information circular dated March 12, 2015 in connection with our annual meeting of shareholders held on April 21, 2015; and

●
our unaudited interim condensed consolidated financial statements as at September 30, 2015 and for the three and nine months ended September 30, 2015 and 2014 (“Interim Financial Statements”) and our Interim MD&A in respect of those statements.

Any documents of the types referred to above, and any material change reports (excluding confidential material change reports), business acquisition reports and updated earnings coverage ratio information, filed by us with the OSC after the date of this prospectus supplement and prior to the termination of this offering will be deemed to be incorporated by reference into the prospectus, as supplemented by this prospectus supplement (except that any section of any annual information form describing our credit ratings shall not be deemed to be incorporated by reference into the prospectus, as supplemented by this prospectus supplement). In addition, any such documents which are filed with or furnished to the SEC by us in our periodic reports on Form 6-K or annual report on Form 40-F after the date of this prospectus supplement and prior to the termination of this offering shall be deemed to be incorporated by reference into the prospectus, as supplemented by this prospectus supplement, and the registration statement of which the prospectus and this prospectus supplement form a part if and to the extent expressly provided in such report.

Any statement contained in this prospectus supplement, the prospectus or in a document incorporated or deemed to be incorporated by reference into the prospectus, as supplemented by this prospectus supplement, shall be deemed to be modified or superseded for the purposes of this prospectus supplement and the prospectus to the extent that a statement contained in this prospectus supplement, or in any subsequently filed document which also is or is deemed to be incorporated by reference into the prospectus, as supplemented by this prospectus supplement, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of the prospectus or this prospectus supplement except as so modified or superseded.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in the prospectus, as supplemented by this prospectus supplement, from documents filed with the SEC and the OSC. Copies of the documents incorporated by reference into the prospectus, as supplemented by this prospectus supplement, may be obtained on request without charge from the Secretary of Rogers Communications Inc. at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9, Canada, Tel: 416-935-7777. Copies of documents that we have filed with the OSC may be obtained over the Internet under our profile at the Canadian Securities Administrators’ website at www.sedar.com.

In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the informational requirements of the Exchange Act and, in accordance therewith, file or furnish reports and other information with or to the SEC. Our recent SEC filings may be obtained over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file or furnish with or to the SEC at the public reference facilities maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities and copying charges. Copies of reports and other information concerning us may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

EXCHANGE RATES

The following tables set forth for each period indicated, the high and low exchange rates and the average of such exchange rates on the last business day of each month during such period, based on the noon rate of exchange as reported by the Bank of Canada. These rates are set forth as United States dollars per $1.00. On November 30, 2015, the noon rate of exchange was US$0.7500 per $1.00.

Year Ended	Average(1)	High	Low	Period End
December 31, 2014	0.9027	0.9422	0.8589	0.8620
December 31, 2013	0.9670	1.0164	0.9348	0.9402
December 31, 2012	0.9994	1.0299	0.9599	1.0051

Nine Months Ended	Average(1)	High	Low	Period End
September 30, 2015	0.7859	0.8527	0.7455	0.7466
September 30, 2014	0.9120	0.9422	0.8888	0.8922

(1)	The average of the exchange rates on the last business day of each month during the applicable period.

FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying prospectus (including the documents incorporated by reference therein) includes “forward-looking information”, within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information” or “forward-looking statements”), and assumptions concerning, among other things, our business, its operations and its financial performance and condition. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, as well as statements about our beliefs, plans, expectations, anticipations, estimates or intentions. This forward-looking information also includes, but is not limited to, forecasts and projections relating to revenue, adjusted operating profit, property, plant and equipment expenditures, cash income tax payments, free cash flow, dividend payments, expected growth in subscribers and the services to which they subscribe, the cost of acquiring and retaining subscribers and the deployment of new services, continued cost reductions and efficiency improvements, the growth of new products and services and all other statements that are not historical facts.

Statements containing forward-looking information typically include words like “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “project”, “guidance”, “outlook” and similar expressions, although not all statements containing forward-looking information include such words.  Statements containing forward-looking information include conclusions, forecasts and projections that are based on our current objectives, strategies and intentions and on estimates, expectations, assumptions and other factors, most of which are confidential and proprietary and that we believe to be reasonable at the time they were applied but may prove to be incorrect, including, but not limited to, general economic and industry growth rates, currency exchange rates and interest rates, product pricing levels and competitive intensity, subscriber growth, pricing, usage and churn rates, changes in government regulation, technology deployment, availability of devices, timing of new product launches, content and equipment costs, the integration of acquisitions and industry structure and stability. Except as otherwise indicated, forward-looking information in this prospectus supplement and the accompanying prospectus (including the documents incorporated by reference therein) does not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date the statement containing the forward-looking information is made.

We caution that all forward-looking information, including any statement regarding our current objectives, strategies and intentions and any factor, assumption, estimate or expectation underlying the forward-looking information, is inherently subject to change and uncertainty.  Actual events and results can be substantially different from what is expressed or implied by the forward-looking information because of risks, uncertainties and other factors, many of which are beyond our control, including, but not limited to:

●	new interpretations and new accounting standards from accounting standards bodies,

●	regulatory changes,

●	technological change,

●	economic conditions,

●	unanticipated changes in content or equipment costs,

●	changing conditions in the entertainment, information and communications industries,

●	the integration of acquisitions,

●	litigation and tax matters,

●	the level of competitive intensity, and

●	the emergence of new opportunities.

These risks, uncertainties or other factors can also affect our objectives, strategies and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties or other factors materialize, should our objectives, strategies or intentions change, or should any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating any legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. Before making any investment decision in respect of the notes and for a detailed discussion of the risks, uncertainties and environment associated with our business, its operations and its financial performance and condition, fully review the disclosure incorporated by reference into and included in the prospectus, as supplemented by this prospectus supplement, including the risks referenced in the “Risk Factors” section of the accompanying prospectus and the risks described under “Risks Related to the Notes” in this prospectus supplement.

SUMMARY OF THE OFFERING

The following summary of the terms of the offering of the notes is subject to, and should be read in conjunction with, the more detailed information appearing elsewhere in, and incorporated by reference into, the prospectus, as supplemented by this prospectus supplement. For purposes of this “Summary of the Offering”, the terms “we”, “us”, “our” and “RCI” refer to Rogers Communications Inc. (or its successors, if any, under the indenture governing the notes) and not any of its subsidiaries.

Issuer:	Rogers Communications Inc.
Guarantor:	Rogers Communications Partnership (“RCP”)
Guarantees:
The payment of principal, premium, if any, and interest on each series of the notes will be fully and unconditionally guaranteed by RCP, one of our indirect, wholly-owned subsidiaries. These guarantees may be released in certain circumstances. See “Description of the Notes — Guarantees and Ranking”.

Debt Securities Offered:
US$700 million aggregate principal amount of 3.625% senior notes due December 15, 2025.

US$300 million aggregate principal amount of 5.00% senior notes due March 15, 2044.  The 2044 notes offered hereby will be issued as additional notes under the indenture and supplemental indenture thereto governing our US$750 million aggregate principal amount of 5.00% senior notes due 2044 that were issued on March 10, 2014 (the “existing 2044 notes”).  The 2044 notes will have the same CUSIP number as the existing 2044 notes.  The 2044 notes and the existing 2044 notes will constitute a single series under the applicable indenture and supplemental indenture thereto for all purposes, including amendments, waivers, redemptions and offers to repurchase, and the 2044 notes will have the same terms as the existing 2044 notes (other than the issue date, the first interest payment date and the date from which interest begins to accrue).  Upon issuance of the 2044 notes, the aggregate principal amount outstanding of our 5.00% senior notes due 2044 will be US$1,050 million.

Interest Rate and Interest Payment Dates:
We will pay interest on the 2025 notes at the rate of 3.625% per year semi-annually, in arrears, on June 15 and December 15 of each year, beginning on June 15, 2016.

We will pay interest on the 2044 notes at the rate of 5.00% per year semi-annually, in arrears, on March 15 and September 15 of each year, beginning on March 15, 2016.  The first interest payment on the 2044 notes will include accrued interest from September 15, 2015.

Issue Date:	December 8, 2015.
Maturity Date:	The 2025 notes will mature on December 15, 2025. The 2044 notes will mature on March 15, 2044.
Ranking:
The notes and the guarantees will be unsecured, unsubordinated obligations of RCI and the guarantor, respectively, and will rank pari passu with our and the guarantor’s existing and future unsecured, unsubordinated debt. The notes and the guarantees will be (1) effectively subordinated to any of our and the guarantor’s existing and future secured debt to the extent of the value of the assets securing such debt and (2) structurally subordinated to all existing and future debt and other liabilities of our subsidiaries (other than the guarantor, for so long as the applicable guarantee remains in effect).

Use of Proceeds:
We estimate that our net proceeds from the sale of the notes, after deducting the underwriting commissions, any discounts, and the estimated expenses of this offering payable by us, will be approximately US$990 million. For a description of our intended use of the net proceeds, see “Use of Proceeds”.

Optional Redemption:
Except as described below, the notes of each series are redeemable, in whole, at any time, or in part, from time to time, at our option, at a make-whole redemption price plus accrued and unpaid interest as described in this prospectus supplement.

On or after the date that is three months prior to the maturity of the 2025 notes, the 2025 notes are redeemable, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest.

On or after September 15, 2043, the 2044 notes are redeemable, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest. See “Description of the Notes — Optional Redemption”.

Tax Redemption:
The notes of each series also will be subject to redemption in the event we or the guarantor, as the case may be, become or would become obligated to pay Additional Amounts with respect to such notes or the guarantees thereon, as applicable, as a result of certain changes involving Canadian taxation laws or treaties. See “Description of the Notes — Guarantees and Ranking” in this prospectus supplement and “Description of Debt Securities — Redemption Upon Changes in Withholding Taxes” in the accompanying prospectus.

Additional Amounts:
Any payments made by us or the guarantor, as the case may be, with respect to either series of the notes, or the guarantees thereon, will be made without withholding or deduction for Canadian taxes unless required by law. Subject to certain exclusions, if we or the guarantor, as the case may be, are required by law to withhold or deduct for Canadian taxes with respect to a payment to the holders of the notes, we or the guarantor, as applicable, will pay the additional amount necessary so that the net amount received by the holders of the notes after the withholding or deduction is not less than the amount that they could have received in the absence of the withholding or deduction. See the section entitled “Description of Debt Securities — Additional Amounts” in the accompanying prospectus.

Change in Control:
If we experience a change in control and there is a specified decline in the credit rating of a series of the notes, we will be required to make an offer to purchase all of the notes of such series at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of purchase in order to avoid an event of default under the notes of such series. See “Description of the Notes — Additional Event of Default for a Change in Control Triggering Event”.

Certain Covenants:	The indenture governing the notes contains covenants that, among other things, limit the ability of:
● RCI to incur additional secured debt and enter into sale and leaseback transactions; and ● RCI’s “Restricted Subsidiaries” to incur additional debt and enter into sale and leaseback transactions.

The covenants are subject to important exceptions, limitations and qualifications which are summarized under “Description of the Notes—Additional Covenants” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus. On the initial issue date of the notes, all of RCI’s subsidiaries will be “Restricted Subsidiaries”.

Form and Denomination:
The notes of each series will be issued in the form of one or more global securities that will be deposited with, or on behalf of the depositary, The Depository Trust Company. Interests in the global securities will be issued only in denominations of US$2,000 or integral multiples of US$1,000 in excess thereof. Except as described under “Description of the Notes — Book-Entry System”, notes of any series in definitive form will not be issued.

Risk Factors:
Investment in the notes involves certain risks. Before deciding to invest in the notes, you should consider carefully the risk factors referenced in the “Risk Factors” section of the accompanying prospectus and those described in the “Risks Related to the Notes” section of this prospectus supplement, as well as the other information in the documents incorporated by reference into the prospectus, as supplemented by this prospectus supplement.

Governing Law:	New York.

RISKS RELATED TO THE NOTES

An investment in the notes involves risk. In addition to the risks set forth below and the other information contained in this prospectus supplement and the accompanying prospectus, you should consider carefully the risks and uncertainties described in the documents incorporated by reference into the prospectus, as supplemented by this prospectus supplement.

Discussions of certain risks and uncertainties affecting our business are provided in our annual information form, our Annual MD&A and our Interim MD&A, each of which is incorporated by reference into the prospectus, as supplemented by this prospectus supplement. Any of these risks could materially adversely affect our business, financial condition or results of operations. Additional risks not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

The notes and guarantees will be structurally subordinated to the debt and other liabilities of our non-guarantor subsidiaries and effectively subordinated to any of our and the guarantor’s secured debt.

Subject to the release provisions described herein, each series of the notes will be unconditionally guaranteed on a senior, unsecured basis by RCP, one of our indirect, wholly-owned subsidiaries. Our other subsidiaries will not guarantee or otherwise be responsible for the payment of principal or interest or other payments required to be made by us on the notes. Accordingly, the notes will be structurally subordinated to all existing and future liabilities (including trade payables and debt) of such subsidiaries and, upon any release of its guarantee, of RCP. As a holding company, our ability to meet our financial obligations, including servicing our debt under the notes, depends upon our receipt of funds from our subsidiaries. None of our subsidiaries has an obligation to make funds available to us to pay our obligations under the notes or to pay those obligations except, in the case of RCP, to the extent it is guaranteeing the notes at the time. In the event of an insolvency, bankruptcy, liquidation, reorganization or similar proceeding in respect of any of our subsidiaries that are not, at the time, guaranteeing the notes, holders of the notes will have no right to proceed against the assets of such non-guarantor subsidiaries. Creditors of such non-guarantor subsidiaries would generally be entitled to payment in full from such assets before any assets are made available for distribution to Rogers Communications Inc. or, if applicable, RCP, to pay their respective debts and other obligations. Pursuant to the terms of our existing debt obligations, including those of the notes, our subsidiaries are permitted to incur additional debt subject to certain limitations. For certain summary financial information in respect of RCI, RCP and RCI’s other subsidiaries, see “Summary of Financial Results of Long-Term Debt Guarantor” in our Annual MD&A and “Summary of financial information of long-term debt guarantor” in our Interim MD&A, each of which is incorporated by reference into the prospectus, as supplemented by this prospectus supplement.

The notes and guarantees will also be effectively subordinated in right of payment to all existing and any future secured debt of Rogers Communications Inc. and RCP, respectively, to the extent of the value of the assets securing such debt. In the event of an insolvency, bankruptcy, liquidation, reorganization or similar proceeding, the assets of Rogers Communications Inc. or of RCP, as applicable, that serve as collateral under any such secured debt would be made available to satisfy the obligations under the secured debt before any payments are made on the notes or the guarantee. As at September 30, 2015, neither Rogers Communications Inc. nor RCP had any outstanding secured debt other than $859 million of funding outstanding under RCI’s accounts receivable securitization program. However, pursuant to the terms of our existing debt obligations, including those of the notes, we may incur additional secured debt subject to certain limitations.

There can be no assurance that a trading market for the 2025 notes will develop, that any trading market in the existing 2044 notes will continue following the offering of the 2044 notes hereby or as to the liquidity of any trading market that might develop for any series of the notes.

There is currently no established trading market for the 2025 notes and we do not intend to have any series of the notes listed on any securities exchange. We have been informed by the underwriters that they presently intend to make a market in the notes after this offering is completed, as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes and any market making may be discontinued at any time without notice at the sole discretion of the underwriters. In addition, the liquidity of the trading market in the notes of a series and the market price quoted for the notes of such series may be adversely affected by, among other things, changes in the overall market for debt securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for the 2025 notes, that any active trading market in the existing 2044 notes will continue following the offering of the 2044 notes hereby or as to the liquidity of any trading market that may develop for any series of the notes.

Changes in credit ratings may adversely affect the market value of the notes and our cost of capital. Adverse changes to the credit ratings assigned to some of our outstanding public debt may also subject us to certain restrictive covenants.

There is no assurance that the credit ratings assigned to a particular series of the notes will remain in effect for any given period of time or that any such rating will not be lowered or withdrawn entirely by the relevant rating agency. Real or anticipated changes in credit ratings assigned to a particular series of the notes will generally affect the market price of such notes. In addition, real or anticipated changes in our credit ratings may also affect the cost at which we can access the capital markets.

The indenture governing our 8.75% Senior Debentures Due 2032 (the “2032 Debentures”) contains restrictive covenants to which we are not subject for so long as more than one rating agency assigns the 2032 Debentures an investment grade rating and we are not in default of our obligations under such indenture. If we fail to meet these conditions, these restrictive covenants will be reinstated.  If reinstated, these restrictive covenants might limit our operating flexibility and our ability to execute our business strategy unless we redeem the 2032 Debentures.

We may be unable to purchase the notes upon a change in control triggering event.

If we experience a change in control and a particular series of the notes experiences a specified credit rating decline, we will be required to offer to purchase the notes of such series for cash at a price equal to 101% of the principal amount of such notes plus accrued and unpaid interest to the date of purchase in order to avoid an event of default under such notes. See “Description of the Notes — Additional Event of Default for a Change in Control Triggering Event”. A change in control and a specified credit rating decline under the terms of a series of the notes is likely to correspond with a change in control and a specified credit rating decline under the terms of our other public debt, which would require us to make a similar offer to purchase with respect to that debt in order to avoid an event of default thereunder. In addition, a change in control and a specified credit rating decline in respect of our senior public debt will constitute an event of default under our bank credit facilities. In the event of a change in control and a specified credit rating decline relating to our debt, we may not have sufficient funds to purchase all of the affected notes, in addition to all of our existing public debt, and to repay the amounts outstanding under our bank credit facilities.

ROGERS COMMUNICATIONS INC.

We are one of Canada’s leading diversified communications and media companies.  We report our results of operations in the four segments summarized below.

Wireless

Through wireless, we provide wireless voice and data communication services to individual consumers, businesses, governments and other telecommunications service providers.  Our wireless network is currently one of the most extensive and advanced independent high-speed wireless data networks in Canada, capable of supporting wireless services on smartphones, tablets, computers and a broad variety of machine-to-machine and specialized devices.

Cable

Through cable, we provide voice and data communications, home monitoring, television and high-speed Internet services to both consumers and businesses, leveraging our expansive fibre and hybrid fibre coaxial network infrastructure in the provinces of Ontario, New Brunswick and Newfoundland and Labrador.

Business Solutions

Through business solutions, we provide voice and data communications and advanced services, including data centres and cloud computing, to a wide range of small, medium and large Canadian enterprise and government customers, as well as on a wholesale basis to other telecommunications service providers over our fibre network facilities.

Media

Through media, we provide television and radio broadcasting services, publishing services, digital media content, television and online shopping, and sports media and entertainment which includes our exclusive national NHL licensing agreement to broadcast all national live NHL hockey games within Canada on all platforms until the end of the 2025-2026 NHL season.

THE GUARANTOR

RCP is an Ontario partnership and an indirect subsidiary of RCI that holds substantially all of our shared services and Cable and Wireless operations. The outstanding partnership units of RCP are held by Rogers Cable and Data Centres Inc. (the successor to Mountain Cablevision Limited) and Fido Solutions Inc., each a direct wholly-owned subsidiary of RCI.  For certain summary financial information in respect of RCI,  RCP and our non-guarantor subsidiaries, see “Summary of Financial Results of Long-Term Debt Guarantor” in our Annual MD&A and “Summary of financial information of long-term debt guarantor” in our Interim MD&A, each of which is incorporated by reference into the prospectus.

USE OF PROCEEDS

Our estimated net proceeds from the sale of the notes, after deducting the underwriting commissions, any discounts, and the estimated expenses of this offering payable by us, will be approximately US$990 million. We intend to use a portion of the net proceeds of this offering to repay a portion of the outstanding advances under our bank credit facilities. Advances under our bank credit facilities were principally used for general corporate purposes including, among other items, to fund the repayment at maturity of our Senior Notes due 2015 and to help finance the acquisitions of Data & Audio - Visual Enterprises Wireless Inc. (a/k/a Mobilicity) and Glentel Inc. We intend to use the remaining net proceeds for general corporate purposes, which may include, among other things, funding the repayment of any of our other outstanding debt.  Pending any such uses, we may invest the net proceeds in bank deposits and short-term marketable securities.

CONSOLIDATED CAPITALIZATION

The following table summarizes our consolidated cash and cash equivalents and our consolidated capitalization as at September 30, 2015, on an actual basis and as adjusted to give effect to (i) the issuance of the notes offered hereby and (ii) the application of a portion of the estimated net proceeds therefrom to repay a portion of the outstanding advances under our bank credit facilities.

The following table should be read together with our Annual Financial Statements and Annual MD&A and our Interim Financial Statements and Interim MD&A, each of which is incorporated by reference into the prospectus. For the purposes of this table, all U.S. dollar amounts have been translated into Canadian dollars based on the closing rate of exchange as reported by the Bank of Canada on September 30, 2015 of US$1.00 = $1.3345.

	September 30, 2015
	Actual	As Adjusted
	(In millions of Canadian dollars)
Cash and cash equivalents (bank advances)	$(11)	$560

Short-term borrowings(1)	$859	$859
Long-term debt (including current portion):
Bank credit facilities(2)	$1,750	$1,000
Outstanding public debt:(3)
5.80% Senior Notes Due 2016	1,000	1,000
3.00% Senior Notes Due 2017	500	500
Floating Rate Senior Notes Due 2017	250	250
6.80% Senior Notes Due 2018	1,869	1,869
2.80% Senior Notes Due 2019	400	400
5.38% Senior Notes Due 2019	500	500
4.70% Senior Notes Due 2020	900	900
5.34% Senior Notes Due 2021	1,450	1,450
4.00% Senior Notes Due 2022	600	600
3.00% Senior Notes Due 2023	667	667
4.10% Senior Notes Due 2023	1,134	1,134
4.00% Senior Notes Due 2024	600	600
8.75% Senior Debentures Due 2032	267	267
7.50% Senior Notes Due 2038	467	467
6.68% Senior Notes Due 2039	500	500
6.11% Senior Notes Due 2040	800	800
6.56% Senior Notes Due 2041	400	400
4.50% Senior Notes Due 2043	667	667
5.45% Senior Notes Due 2043	867	867
5.00% Senior Notes Due 2044	1,001	1,401
2025 notes offered hereby	—	934
Deferred transaction costs and discounts(4)	(102)	(115)
Total long-term debt (including current portion)	$16,487	$17,058
Shareholders’ equity	$5,748	$5,748
Total capitalization	$23,094	$23,665

(1)	These amounts arise out of the accounts receivable securitization program that RCI entered into on December 31, 2012 (the “Securitization Program”) and are recorded as a current liability. The Securitization Program enables RCI to sell certain trade receivables into the program. Effective January 1, 2015, we amended the terms of the Securitization Program, increasing the maximum potential proceeds under the program to $1.05 billion and extending the term of the program to January 1, 2018. For further details in respect of the Securitization Program, see Note 19 to our Annual Financial Statements and Note 12 to our Interim Financial Statements.

(2)	We have a $2.5 billion revolving credit facility and a $1.0 billion non-revolving credit facility. Our debt under each of these credit facilities is unsecured and guaranteed by RCP and ranks equally in right of payment with all of our senior notes and debentures. For further details in respect of these bank credit facilities, see Note 21 to our Annual Financial Statements and Note 13 to our Interim Financial Statements. As at September 30, 2015, we had $0.75 billion outstanding under our revolving credit facility and $1.0 billion outstanding under our non-revolving credit facility.

(3)	As of the date hereof, all of our outstanding public debt is unsecured. RCI’s obligations under this public debt are guaranteed by RCP. For further details in respect of our public debt, see Note 21 to our Annual Financial Statements and Note 12 to our Interim Financial Statements.

(4)	The as adjusted deferred transaction costs line item above has been increased by $13 million, which is our estimate of the underwriters’ commission in connection with this offering and any discounts and other expenses we expect to incur in connection with this offering.

EARNINGS COVERAGE

The following pro forma earnings coverage ratios and associated financial information have been calculated on a consolidated basis for the 12-month periods ended December 31, 2014 and September 30, 2015 based on our financial statements for the respective periods which have been prepared in accordance with IFRS. The pro forma information gives effect to:

(i)	our receipt under the Securitization Program of additional funding net of repayments of $17 million during the nine months ended September 30, 2015;

(ii)	our repayment at maturity, on March 15, 2015, of our then outstanding 7.50% Senior Notes Due 2015 and 6.75% Senior Notes Due 2015;

(iii)	advances under our bank credit facilities, net of repayments, of $1,750 million during the nine months ended September 30, 2015; and

(iv)
the issuance of the notes under this prospectus supplement and the application of a portion of the net proceeds in the amount of $750 million to repay a portion of the outstanding advances under our bank credit facilities, as if (a) each such transaction had occurred on January 1, 2014, for the purpose of calculating the pro forma information for the 12 months ended December 31, 2014, and (b) the transactions in clause (iv) had occurred on October 1, 2014, for the purpose of calculating the pro forma information for the 12 months ended September 30, 2015.

The pro forma information in the following table does not give effect to adjustments for normal course advances and repayments of long-term debt under our bank credit facilities and additional net funding under the Securitization Program subsequent to September 30, 2015, as these would not, in the aggregate, materially affect the pro forma earnings coverage ratios.

	12 Months Ended December 31, 2014	12 Months Ended September 30, 2015

Earnings before borrowing costs and income taxes	$2,616 million	$2,610 million
Pro forma borrowing cost requirements(1)	$796 million	$817 million
Pro forma earnings coverage ratio(2)	3.29x	3.20x

(1)
Pro forma borrowing cost requirements refers to our aggregate interest in respect of our financial liabilities, including deferred financing fees, for the applicable period, as adjusted to reflect the items noted in the first paragraph of this “Earnings Coverage” section.

(2)
Pro forma earnings coverage ratio refers to the ratio of (i) our earnings before borrowing costs and income taxes for the applicable period and (ii) our pro forma borrowing cost requirements for the applicable period.

DESCRIPTION OF THE NOTES

The 3.625% senior notes due 2025 (the “2025 notes”) and the 5.00% senior notes due 2044 (the “2044 notes”) each constitute a series of “senior debt securities” as described in the accompanying prospectus.  Each series of the notes will be issued under its own supplemental indenture (each, a “Supplemental Indenture”) which, for purposes of the notes of that series, will supplement the terms and conditions applicable to “senior debt securities” in the indenture dated as of August 6, 2008 between RCI and The Bank of New York Mellon, as trustee (as supplemented by supplemental indentures from time to time, excluding supplemental indentures establishing the terms of a series of debt securities, the “Base Indenture”).  The 2044 notes will be issued under the Supplemental Indenture that governs the existing 2044 notes referred to below.  References in this prospectus supplement to the “Indenture” are to the Base Indenture as supplemented by the Supplemental Indenture applicable to the particular series of the notes.

We previously issued US$750,000,000 aggregate principal amount of 5.00% senior notes due 2044 (the “existing 2044 notes”) under the Base Indenture and that certain Seventh Supplemental Indenture dated March 10, 2014 to the Base Indenture, all of which are outstanding on the date hereof.  The 2044 notes will have the same CUSIP number as the existing 2044 notes.  The 2044 notes and the existing 2044 notes will constitute a single series under the relevant Indenture for all purposes, including amendments, waivers, redemptions and offers to repurchase, and the 2044 notes will have the same terms as the existing 2044 notes (other than the issue date, the first interest payment date and the date from which interest begins to accrue).  Upon issuance of the 2044 notes, the aggregate principal amount outstanding of our 5.00% senior notes due 2044 will be US$1,050,000,000.

This description of the particular terms of the 2025 notes and the 2044 notes supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the debt securities found in the accompanying prospectus with respect to the notes being offered by this prospectus supplement. This description is qualified in its entirety by reference to all of the provisions of the applicable notes and the applicable Indenture.

Capitalized terms used and not otherwise defined below or elsewhere in this prospectus supplement have the meanings given to them in the accompanying prospectus. For purposes of this “Description of the Notes”, the terms “we”, “us”, “our” and “RCI” refer to Rogers Communications Inc. (or its successors, if any, under the applicable Indenture) and not any of its subsidiaries.  Any reference to the “notes” contained in this “Description of the Notes” refers collectively to the 2025 notes, the 2044 notes and the existing 2044 notes unless the context indicates otherwise.

General

The 2025 notes will be issued in an initial aggregate principal amount of US$700,000,000 and will mature on December 15, 2025. The 2025 notes will bear interest at a rate of 3.625% per year from and including December 8, 2015 or from the most recent interest payment date to which interest has been paid.  The 2044 notes will be issued in an aggregate principal amount of US$300,000,000 and will mature on March 15, 2044. The 2044 notes will bear interest at a rate of 5.00% per year from and including September 15, 2015 or from the most recent interest payment date to which interest has been paid. The first interest payment on the 2044 notes will include accrued interest from September 15, 2015.

Interest on the 2025 notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2016, to the persons in whose names such notes are registered at the close of business on the June 1 or December 1 immediately preceding such interest payment date.  Interest on the 2044 notes is payable semi-annually in arrears on March 15 and September 15 of each year, beginning on March 15, 2016, to the persons in whose names such notes are registered at the close of business on the March 1 or September 1 immediately preceding such interest payment date. To the extent lawful, interest will accrue on any overdue interest at the same rate. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

We may from time to time without notice to, or the consent of, the holders of a particular series of the notes, create and issue additional notes of the same series equal in rank to the notes of that series described herein in all respects (or in all respects except for the date from which interest begins to accrue or except for the first payment of interest following the issue date of the additional notes) so that the additional notes may be consolidated and form a single series with the other notes of that series described herein and have the same terms as to status, redemption or otherwise as such other notes described herein, as applicable.

Principal of, premium, if any, and interest on the notes (including, if applicable, the Change in Control Purchase Price in relation to a series of the notes) will be paid in United States dollars. Principal of, premium, if any, and interest on the notes will be payable, and the notes will be exchangeable and transferable, at the corporate trust office of the trustee, The Bank of New York Mellon, in The City of New York (currently located at 101 Barclay Street, Floor 7-E, New York, New York, 10286), or at such other office or agency, in The City of New York or elsewhere, as may be designated and maintained by RCI for such purpose; provided, however, that payment of interest on the notes may be made at the option of RCI by check mailed to the person entitled thereto as shown on the applicable securities register. Notwithstanding the foregoing, the final payment of principal shall be payable only upon surrender of the applicable note to the paying agent.

The notes will be issued only in fully registered form without coupons, in denominations of US$2,000 or any integral multiple of US$1,000 in excess thereof. Subject to the terms of the applicable Indenture, no service charge will be made for any registration of transfer or exchange or redemption of notes, except for certain taxes or other governmental charges that may be imposed in connection with any registration of transfer or exchange.

The notes will not be entitled to the benefit of any sinking fund.

Guarantees and Ranking

The payment of principal, premium, if any, and interest on the notes of each series will be fully and unconditionally guaranteed (the “guarantees”) by one of RCI’s indirect, wholly-owned subsidiaries, RCP (the “guarantor”). The guarantees will be fully and unconditionally guaranteed by RCI on an unsecured, unsubordinated basis. Any payments made by the guarantor with respect to a note or guarantee will be made without withholding or deduction for or on account of Taxes unless required by law or by interpretation or administration thereof. If the guarantor is so required to withhold or deduct any amount for or on account of Taxes, the guarantor will pay Additional Amounts on the same terms, and subject to the same conditions and limitations, as would apply to RCI if it were required to pay Additional Amounts. See the section entitled “Description of Debt Securities — Additional Amounts” in the accompanying prospectus.

The notes of each series will also be subject to redemption as a whole, but not in part, at the option of RCI at any time, on not less than 30 nor more than 60 days’ prior written notice, at 100% of the principal amount, together with accrued and unpaid interest thereon to the redemption date, in the event RCP or RCI has become or would become obligated to pay, on the next date on which any amount would be payable with respect to such notes or the guarantees thereon, any Additional Amounts with respect to such notes or guarantees as a result of a change in the laws (including any regulations promulgated thereunder) or treaties of Canada (or any political subdivision or taxing authority thereof or therein) or any change in any official position regarding the interpretation of such laws, regulations or treaties, which change is announced or becomes effective on or after the initial issue date of the notes of a series. See the section entitled “Description of Debt Securities — Additional Amounts” in the accompanying prospectus.

The Indentures and the guarantees will provide that the guarantor will be released and relieved from all of its obligations under its guarantee in respect of a series of the notes, and that such guarantee will be terminated, upon the request of RCI (without the consent of the trustee) if, immediately after giving effect to such release (and any other concurrent release, termination, repayment or discharge of any other guarantee or other debt of the guarantor), RCI would be in compliance with the “Limitation on Restricted Subsidiary Debt” covenant described below under “— Additional Covenants”. Notwithstanding the above, no guarantee with respect to a series of the notes may be released pursuant to the above provisions if, immediately after the release, the guarantor remains a co-obligor or guarantor in respect of any of RCI’s public debt securities outstanding on the initial issue date of the notes of such series. Among other things, the above release provisions will permit the release and termination of a guarantee in the event of a sale or other disposition as a result of which the guarantor would cease to be a Subsidiary of RCI; provided that RCI is in compliance with the aforementioned covenant after giving pro forma effect to such disposition (including the application of any proceeds therefrom). Other than in accordance with these release provisions, or the other release provisions provided for in the applicable Indenture, the guarantor will not be released from its payment obligations under its guarantee and no amendment or waiver of these release provisions will be permitted except, in each case, with the consent of the holder of each outstanding note of the affected series. RCI may also, at its option, and at any time, elect to have its obligations and the obligations of the guarantor discharged with respect to a series of the notes upon fulfillment of the conditions described in the accompanying prospectus under “Description of Debt Securities — Defeasance and Covenant Defeasance of Indenture”.

The Indentures and the guarantees will provide that, unless the guarantor has already been released, or in connection with the applicable transaction will be released, from its obligations under its guarantee in accordance with the above release provisions or any other release provision set forth in the applicable Indenture, the guarantor will not amalgamate or consolidate with or merge with or into any other Person or convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any Person by liquidation, winding-up or otherwise (in one transaction or a series of related transactions) unless (a) immediately after giving effect to such transaction (and treating any Debt which becomes an obligation of the guarantor or a subsidiary of the guarantor in connection with or as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default shall have occurred and be continuing and (b) either (1) the guarantor will be the continuing Person or (2) the Person (if other than the guarantor) formed by such consolidation or amalgamation or into which the guarantor is merged or the Person that acquires by conveyance, transfer, lease or other disposition the properties and assets of the guarantor substantially as an entirety shall, unless that Person is RCI, (i) be a corporation, company, partnership or trust organized and validly existing under (A) the federal laws of Canada or the laws of any Province thereof or (B) the laws of the United States or any State thereof or the District of Columbia and (ii) assume by operation of law or expressly assume, by a supplemental indenture, all of the obligations of the guarantor under its guarantee. In the event of any transaction described in and complying with the conditions listed in this paragraph in which the guarantor is not the continuing corporation, the successor or continuing Person formed or remaining will succeed to, and be substituted for, and may exercise every right and power of, the guarantor under the applicable Indenture and thereafter, except in the case of a lease, the guarantor will be released and relieved from all of its obligations under the guarantee.

The notes and the guarantees will be unsecured, unsubordinated obligations of RCI and the guarantor, respectively, and will rank pari passu with our and the guarantor’s other existing and future unsecured, unsubordinated debt. The notes and the guarantees will be (1) effectively subordinated to all of our and the guarantor’s existing and future secured debt to the extent of the value of the assets securing such debt and (2) structurally subordinated to all existing and future debt and other liabilities of our subsidiaries (other than the guarantor, for so long as the guarantees remain in effect). As at September 30, 2015, neither RCI nor RCP had any outstanding secured debt other than $859 million of funding outstanding under RCI’s accounts receivable securitization program. For certain summary financial information in respect of RCI, the guarantor and RCI’s other subsidiaries, see “Summary of Financial Results of Long-Term Debt Guarantor” in our Annual MD&A and “Summary of financial information of long-term debt guarantor” in our Interim MD&A, each of which is incorporated by reference into the prospectus.

Optional Redemption

The notes of each series will be redeemable, in whole or in part, at the option of RCI, at any time prior to (i) the date that is three months prior to the maturity of the 2025 notes (in the case of the 2025 notes) and (ii) September 15, 2043 (in the case of the 2044 notes), at a redemption price equal to the greater of:

(1) 100% of the principal amount of the notes of the series to be redeemed, and

(2) as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the notes of the series to be redeemed (not including any portion of the payments of interest accrued and unpaid as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 25 basis points, plus, in each case, accrued and unpaid interest thereon to the date of redemption.

On or after the date that is three months prior to the maturity of the 2025 notes, the 2025 notes will be redeemable, in whole or in part, at the option of RCI at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest.

On or after September 15, 2043, the 2044 notes will be redeemable, in whole or in part, at the option of RCI at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes of the series to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt of comparable maturity to the remaining term of the notes of the series to be redeemed.

“Comparable Treasury Price” means, with respect to any redemption date, the average of the Reference Treasury Dealer Quotations for the redemption date.

“Quotation Agent” means the Reference Treasury Dealer appointed by RCI.

“Reference Treasury Dealer” means (i) any of Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Scotia Capital (USA) Inc. or TD Securities (USA) LLC (in the case of the 2025 notes) or Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated or RBC Capital Markets, LLC (in the case of the 2044 notes) or, in either case, any successor of any such entity; provided, however, that if any such entity shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), RCI shall substitute for such entity another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer(s) selected by RCI.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Reference Treasury Dealer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding the redemption date.

The notes of each series also will be subject to redemption in connection with certain changes in applicable withholding taxes as described above under “— Guarantees and Ranking”.

Except as provided below under “— Additional Event of Default for a Change in Control Triggering Event”, RCI will not be obligated, pursuant to mandatory sinking fund payments or otherwise, to redeem the notes and will not be obligated, at the option of the holder, to purchase or repay the notes.

Certain Definitions

“Attributable Debt” means, as of the date of its determination, the present value (discounted semi-annually at the interest rate implicit in the terms of the lease) of the obligation of a lessee for rental payments pursuant to any Sale and Leaseback Transaction (reduced by the amount of the rental obligations of any sublessee of all or part of the same property) during the remaining term of such Sale and Leaseback Transaction (including any period for which the lease relating thereto has been extended), such rental payments not to include amounts payable by the lessee for maintenance and repairs, insurance, taxes, assessments and similar charges and for contingent rates (such as those based on sales); provided, however, that in the case of any Sale and Leaseback Transaction in which the lease is terminable by the lessee upon the payment of a penalty, Attributable Debt shall mean the lesser of the present value of (i) the rental payments to be paid under such Sale and Leaseback Transaction until the first date (after the date of such determination) upon which it may be so terminated plus the then applicable penalty upon such termination and (ii) the rental payments required to be paid during the remaining term of such Sale and Leaseback Transaction (assuming such termination provision is not exercised).

“Consolidated Net Tangible Assets” means the Consolidated Tangible Assets of any Person, less such Person’s current liabilities.

“Consolidated Tangible Assets” means the Tangible Assets of any Person after eliminating inter-company items, determined on a Consolidated basis in accordance with GAAP including appropriate deductions for any minority interest in Tangible Assets of such Person’s Restricted Subsidiaries.

“Consolidation” means the consolidation of the accounts of the Restricted Subsidiaries with those of RCI, if and to the extent the accounts of each such Restricted Subsidiary would normally be consolidated with those of RCI, all in accordance with GAAP; provided, however, that “Consolidation” will not include consolidation of the accounts of any Unrestricted Subsidiary. For purposes of clarification, it is understood that the accounts of RCI or any Restricted Subsidiary include the accounts of any partnership, the beneficial interests in which are controlled (in accordance with GAAP) by RCI or any such Restricted Subsidiary. The term “Consolidated” has a correlative meaning.

“Disqualified Stock” means any Capital Stock of RCI or any Restricted Subsidiary which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the applicable series of debt securities for cash or securities constituting Debt; provided that shares of preferred stock of RCI or any Restricted Subsidiary that are issued with the benefit of provisions requiring a change in control offer to be made for such shares in the event of a change in control of RCI or such Restricted Subsidiary, which provisions have substantially the same effect as the provisions described in “Additional Event of Default for a Change in Control Triggering Event”, shall not be deemed to be “Disqualified Stock” solely by virtue of such provisions. For purposes of this definition, the term “Debt” includes Inter-Company Subordinated Debt.

“Excluded Assets” means (i) all assets of any Person other than RCI or a Restricted Subsidiary; (ii) Investments in the Capital Stock of an Unrestricted Subsidiary held by RCI or a Restricted Subsidiary; (iii) any Investment by RCI or a Restricted Subsidiary to the extent paid for with cash or other property that constitutes Excluded Assets or Excluded Securities, so long as at the time of acquisition thereof and after giving effect thereto there exists no Default or Event of Default; and (iv) proceeds of the sale of any Excluded Assets or Excluded Securities received by RCI or any Restricted Subsidiary from a Person other than RCI or a Restricted Subsidiary.

“Excluded Securities” means any Debt, preferred stock or common stock issued by RCI, or any Debt or preferred stock issued by any Restricted Subsidiary, in either case to an Affiliate thereof other than RCI or a Restricted Subsidiary, provided that, at all times, such Excluded Securities shall:

(i) in the case of Debt not owed to RCI or a Restricted Subsidiary, constitute Inter-Company Subordinated Debt;

(ii) in the case of Debt, not be guaranteed by RCI or any Restricted Subsidiary unless such guarantee shall constitute Inter-Company Subordinated Debt;

(iii) in the case of Debt, not be secured by any assets or property of RCI or any Restricted Subsidiary;

(iv) in the case of Debt or preferred stock, provide by its terms that interest or dividends thereon shall be payable only to the extent that, after giving effect to any such payment, no Default or Event of Default shall have occurred and be continuing; and

(v) in the case of Debt or preferred stock, provide by its terms that no payment (other than payments in the form of Excluded Securities) on account of principal (at maturity, by operation of sinking fund or mandatory redemption or otherwise) or other payment on account of redemption, repurchase, retirement or acquisition of such Excluded Security shall be permitted until the earlier of (x) the final maturity of the notes or (y) the date on which all principal of, premium, if any, and interest on notes shall have been duly paid or provided for in full.

“Investment” means (i) directly or indirectly, any advance, loan or capital contribution to, the purchase of any stock, bonds, notes, debentures or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any Person or making of any investment in any Person, (ii) the designation of any Restricted Subsidiary as an Unrestricted Subsidiary and (iii) the transfer of any assets or properties from RCI or a Restricted Subsidiary to any Unrestricted Subsidiary, other than the transfer of assets or properties made in the ordinary course of business. Investments shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

“Lien” means any mortgage, charge, pledge, lien, privilege, security interest, hypothecation and transfer, lease of real property or other encumbrance upon or with respect to any property of any kind, real or personal, moveable or immoveable, now owned or hereafter acquired.

“Net Tangible Assets” means the Tangible Assets of any Person, less such Person’s current liabilities.

“Permitted Liens” means any of the following Liens:

(i) Liens for taxes, rates and assessments not yet due or, if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by RCI or any of the Restricted Subsidiaries (as applicable); and Liens for the excess of the amount of any past due taxes for which a final assessment has not been received over the amount of such taxes as estimated and paid;

(ii) the Lien of any judgment rendered which is being contested diligently and in good faith by appropriate proceedings by RCI, or any of the Restricted Subsidiaries, as the case may be, and which does not have a material adverse effect on the ability of RCI and the Restricted Subsidiaries to operate the business or operations of RCI;

(iii) Liens on Excluded Assets;

(iv) pledges or deposits under worker’s compensation laws, unemployment insurance laws or similar legislation or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases or deposits of cash or bonds or other direct obligations of the United States, Canada or any Canadian province to secure surety or appeal bonds or deposits as security for contested taxes or import duties or for the payment of rents;

(v) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ liens, or other liens arising out of judgments or awards with respect to which an appeal or other proceeding for review is being prosecuted (and as to which any foreclosure or other enforcement proceeding shall have been effectively stayed);

(vi) Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings (and as to which foreclosure or other enforcement proceedings shall have been effectively stayed);

(vii) Liens in favor of issuers of surety bonds issued in the ordinary course of business;

(viii) minor survey exceptions, minor encumbrances, easements or reservations of or rights of others for rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of the Person incurring them or the ownership of its properties which were not incurred in connection with Debt or other extensions of credit and which do not in the aggregate materially detract from the value of such properties or materially impair their use in the operation of the business of such Person;

(ix) Liens in favor of Bell Canada under any partial system agreement or related agreement providing for the construction and installation by Bell Canada of cables, attachments, connectors, support structures, closures and other equipment in accordance with the plans and specifications of RCI or any Restricted Subsidiary and the lease by Bell Canada of such equipment to RCI or any Restricted Subsidiary in accordance with tariffs published by Bell Canada from time to time as approved by regulatory authorities, the absence of which would materially and adversely affect RCI and its Restricted Subsidiaries considered as a whole; and

(x) with respect to each series of notes, any other Lien existing on the initial issue date of the notes of such series.

“Principal Property” means, as of any date of determination, any land, land improvements or building (and associated factory, laboratory, office and switching equipment (excluding all products marketed by RCI or any of its Subsidiaries)) constituting a manufacturing, development, warehouse, service, office or operating facility owned by or leased to RCI or a Restricted Subsidiary, located within Canada and having an acquisition cost plus capitalized improvements in excess of 0.25% of Consolidated Net Tangible Assets of RCI as of such date of determination, other than any such property (i) which our Board of Directors determines is not of material importance to RCI and its Restricted Subsidiaries taken as a whole, (ii) which is not used in the ordinary course of business or (iii) in which the interest of RCI and all its Subsidiaries does not exceed 50%.

“Sale and Leaseback Transaction” means any arrangement with any Person providing for the leasing by RCI or any Restricted Subsidiary of any Principal Property (whether such Principal Property is now owned or hereafter acquired) that has been or is to be sold or transferred by RCI or such Restricted Subsidiary to such Person, other than (i) temporary leases for a term, including renewals at the option of the lessee, of not more than three years, (ii) leases between RCI and a Restricted Subsidiary or between Restricted Subsidiaries and (iii) leases of Principal Property executed by the time of, or within 180 days after the latest of, the acquisition, the completion of construction or improvement (including any improvements on property which will result in such property becoming Principal Property), or the commencement of commercial operation of such Principal Property.

“Secured Debt” means:

•	Debt of RCI or any Restricted Subsidiary secured by any Lien upon any Principal Property or the stock or Debt of a Restricted Subsidiary (other than a Restricted Subsidiary that guarantees the payment obligations of RCI under the applicable series of the notes); or

•	any conditional sale or other title retention agreement covering any Principal Property or Restricted Subsidiary;

but does not include any Debt secured by any Lien or any conditional sale or other title retention agreement:

•	incurred or entered into on or after the initial issue date of the notes of the applicable series to finance the acquisition, improvement or construction of such property and either secured by Purchase Money Obligations or Liens placed on such property within 180 days of acquisition, improvement or construction and securing Debt not to exceed 2.5% of RCI’s Consolidated Net Tangible Assets at any time outstanding;

•	on Principal Property or the stock or Debt of Restricted Subsidiaries and existing at the time of acquisition of the property, stock or Debt;

•	owing to RCI or any other Restricted Subsidiary; or

•	existing at the time a corporation or other Person becomes a Restricted Subsidiary;

each of the foregoing being referred to as “Exempted Secured Debt”.

“Tangible Assets” means, at any date, the gross book value as shown by the accounting books and records of any Person of all its property both real and personal, less (i) the net book value of all its licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, non-compete agreements or organizational expenses and other like intangibles, (ii) unamortized Debt discount and expenses, (iii) all reserves for depreciation, obsolescence, depletion and amortization of its properties and (iv) all other proper reserves which, in accordance with GAAP, should be provided in connection with the business conducted by such Person.

Additional Event of Default for a Change in Control Triggering Event

A “Change in Control” means (i) any transaction (including an amalgamation, merger or consolidation or the sale of Capital Stock of RCI) the result of which is that any Person or group of Persons (as the term “group” is used in Rule 13d-5 under the Exchange Act), other than Members of the Rogers Family or a Person or group of Persons consisting of or controlled, directly or indirectly, by one or more of the Members of the Rogers Family, acquires, directly or indirectly, more than 50% of the total voting power of all classes of Voting Shares of RCI or (ii) any transaction (including an amalgamation, merger or consolidation or the sale of Capital Stock of RCI) the result of which is that any Person or group of Persons, other than (A) Members of the Rogers Family or a Person or group of Persons consisting of or controlled, directly or indirectly, by one or more of the Members of the Rogers Family or (B) for so long as the only primary beneficiaries of a Qualifying Trust established under the last will and testament of Edward S. Rogers are one or more Individuals or Additional Spouses (as such terms are defined in the definition of “Member of the Rogers Family”), any Person designated by the trustees of such Qualifying Trust (as such term is defined in the definition of “Member of the Rogers Family”) to exercise voting rights attaching to any shares held by such trustees, has elected to the Board of Directors of RCI such number of its or their nominees so that such nominees so elected shall constitute a majority of the number of the directors comprising the Board of Directors of RCI, provided that to the extent that one or more regulatory approvals are required for any of the transactions or circumstances described in clauses (i) or (ii) above to become effective under applicable law, such transactions or circumstances shall be deemed to have occurred at the time such approvals have been obtained and become effective under applicable law.

“Fitch” means Fitch Ratings Ltd. or any successor to the rating agency business thereof.

“Investment Grade Rating” means a rating equal to or higher than BBB− (or the equivalent) by S&P, Baa3 (or the equivalent) by Moody’s or BBB− (or the equivalent) by Fitch.

“Member of the Rogers Family” means the widow, if any, of Edward S. Rogers (who was born on May 27, 1933, such individual being referred to as “Edward S. Rogers”), the issue of Edward S. Rogers (including adoptees of Edward S. Rogers or any of the foregoing adopted prior to their age of majority and their issue), Ann Taylor Graham Calderisi, the half-sister of Edward S. Rogers, the issue of Ann Taylor Graham Calderisi and the trustees of any trust in which any one or more of the foregoing individuals (“Individuals”) or the Spouse of the issue (including adoptees of such persons adopted prior to their age of majority and their issue) of Edward S. Rogers or Ann Taylor Graham Calderisi (“Additional Spouses”) have a beneficial interest (a “Qualifying Trust”) but, in the case of a Qualifying Trust, only to the extent of the aggregate percentage of the voting securities of RCI held or controlled by the Qualifying Trust that it is reasonable to regard as being held, directly or indirectly, for the benefit of Individuals and Additional Spouses.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Rating Agencies” means S&P, Moody’s and Fitch, and each of such Rating Agencies is referred to individually as a “Rating Agency”.

“Rating Date” means the date which is 90 days prior to the earlier of (i) a Change in Control and (ii) public notice of the occurrence of a Change in Control or of the intention of RCI to effect a Change in Control.

“Rating Decline” means, in respect of a particular series of the notes, the occurrence of the following on, or within 90 days after, the date of public notice of the occurrence of a Change in Control or of the intention by RCI to effect a Change in Control (which period shall be extended so long as the rating of the notes of such series is under publicly announced consideration for possible downgrade by any of the Rating Agencies): (i) in the event the notes of such series are assigned an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating of the notes of such series by at least two of the three Rating Agencies shall be below an Investment Grade Rating; or (ii) in the event the notes of such series are rated below an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating of the notes of such series by at least two of the three Rating Agencies shall be decreased by one or more gradations (including gradations within rating categories as well as between rating categories).

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor to the rating agency business thereof.

“Spouse” means, in relation to any person, a person who is legally married to that person and includes a widow or widower of that person, notwithstanding remarriage.

In addition to the Events of Default specified in the accompanying prospectus under “Description of Debt Securities — Events of Default”, the occurrence of any Change in Control Triggering Event with respect to a series of the notes will also constitute an Event of Default for that series of the notes, and the holders of not less than 25% of the aggregate principal amount of the notes of such particular series then outstanding may declare the principal of the notes of such series due and payable if (i) such a Change in Control Triggering Event occurs and is continuing and (ii) RCI (or a third party, as applicable) fails in any material respect to comply with the provisions of the Supplemental Indenture that establish the requirements for the associated Change in Control Offer (as defined below). Holders of the notes of such particular series may not declare the principal of the notes due and payable following an Event of Default arising from a Change in Control Triggering Event, and such Event of Default will be cured, if, (i) within 20 business days after the occurrence of the Change in Control Triggering Event, RCI notifies the trustee in writing of such event and makes an offer to all holders of the notes of the affected series to purchase all outstanding notes of such series properly tendered (a “Change in Control Offer”) at a purchase price (the “Change in Control Purchase Price”) equal to 101% of the principal amount thereof plus any accrued and unpaid interest to the Change in Control Purchase Date (as defined below) and (ii) on the date that is 40 business days after the occurrence of the Change in Control Triggering Event (the “Change in Control Purchase Date”) all notes of the affected series properly tendered into the Change in Control Offer are purchased. A “Change in Control Triggering Event” will be deemed to occur with respect to a series of the notes only upon the occurrence of both a Change in Control and a Rating Decline with respect to such series.

In order to effect a Change in Control Offer, RCI shall, within 20 business days after the occurrence of the Change in Control Triggering Event, notify the trustee, who shall mail to each holder of notes of the affected series a copy of the Change in Control Offer, which shall state, among other things, the procedures that holders must follow to accept the Change in Control Offer. In the event of a Change in Control Offer, RCI shall comply with all applicable tender offer rules including Rule 14e-1 under the Exchange Act, to the extent applicable.

The Event of Default arising upon a Change in Control Triggering Event also will be cured if a third party makes the Change in Control Offer in the manner and at the times and otherwise in compliance with the requirements applicable to a Change in Control Offer to be made by RCI, including the obligations of RCI described in the accompanying prospectus under “Description of Debt Securities — Additional Amounts”, and purchases all outstanding notes of the affected series properly tendered under such Change in Control Offer.

An Event of Default arising from a Change in Control Triggering Event may only be waived with the consent of the holders of all outstanding notes of the applicable series.

Our bank credit facility and the indentures governing our outstanding public debt contain similar provisions regarding changes in control and specified credit rating declines. In the event of a change in control and a specified credit rating decline relating to such debt, such debt, together with the notes to be issued hereunder, could become due and payable.

Additional Covenants

The notes of each series will be subject to the covenants described in the accompanying prospectus. In addition, the notes of each series will be subject to the additional covenants described below. In addition to being permitted to waive compliance with certain covenants and other provisions identified in the Base Indenture, each Indenture provides that holders of a majority in aggregate principal amount of the outstanding notes of any affected series may waive compliance with the additional covenants set forth below.

Restricted Subsidiaries

The Board of Directors of RCI may designate any Restricted Subsidiary or any Person that is to become a Subsidiary as an Unrestricted Subsidiary, or RCI or any Restricted Subsidiary may transfer any assets or properties to an Unrestricted Subsidiary, if (i) prior to and immediately after such designation, no Default or Event of Default shall have occurred and be continuing and (ii) such Subsidiary or Person, together with all other Unrestricted Subsidiaries, shall not in the aggregate have Net Tangible Assets greater than 15% of RCI’s Consolidated Net Tangible Assets; provided, however, that for the purposes of this “Restricted Subsidiaries” covenant, (1) RCI’s Consolidated Net Tangible Assets shall also include the aggregate Net Tangible Assets of such Subsidiary or Person and all other Unrestricted Subsidiaries and (2) Excluded Assets shall be excluded from the calculation of Net Tangible Assets and Consolidated Net Tangible Assets. Upon the consummation of this offering, none of RCI’s Subsidiaries will be designated as an Unrestricted Subsidiary.

The Board of Directors of RCI may not designate any Unrestricted Subsidiary as a Restricted Subsidiary unless immediately before and after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

Nothing in this “Restricted Subsidiaries” covenant shall restrict or limit RCI or any Restricted Subsidiary from transferring any asset that is an Excluded Asset to any Unrestricted Subsidiary or any Person that is to become an Unrestricted Subsidiary.

Limitation on Secured Debt

RCI will not, and RCI will not permit any of its Restricted Subsidiaries to, create, assume, incur or guarantee any Secured Debt unless and for so long as RCI secures, or causes such Restricted Subsidiary to secure, the notes of the applicable series equally and ratably with (or prior to) such Secured Debt. However, any of RCI or its Restricted Subsidiaries may incur Secured Debt without securing such notes if, immediately after incurring the Secured Debt, the aggregate principal amount of all Secured Debt then outstanding plus the aggregate amount of the Attributable Debt then outstanding pursuant to Sale and Leaseback Transactions would not exceed 15% of RCI’s Consolidated Net Tangible Assets. The aggregate amount of all Secured Debt in the preceding sentence excludes Secured Debt which is secured equally and ratably with the notes of the applicable series and Secured Debt that is being repaid concurrently. Any Lien which is granted to secure notes of a series under this covenant shall be discharged at the same time as the discharge of the Lien securing the Secured Debt that gave rise to the obligation to secure such notes under this covenant.

If, upon any consolidation, amalgamation or merger of RCI or the guarantor, as applicable, with or into any other Person, or upon any conveyance, transfer, lease or disposition of the properties of RCI or the guarantor, as applicable, substantially as an entirety to any Person, in each case as described in the accompanying prospectus in the section entitled “Description of Debt Securities — Mergers, Amalgamations and Sales of Assets by RCI”, in the case of RCI, and as described in the section of this prospectus supplement entitled “Description of the Notes — Guarantees and Ranking”, in the case of the guarantor, any property or asset of RCI or any Subsidiary of RCI would become subject to a Lien, then, unless such Lien could be created pursuant to the covenant described in the paragraph above without equally and ratably securing the notes of the applicable series, RCI or the guarantor, as applicable, simultaneously with or prior to such transaction, will, as to such property or asset, secure such notes (or cause such notes to be secured) equally and ratably with (or prior to) the Debt that upon such transaction is to become secured as to such property or asset by such Lien.

Limitation on Sale and Leaseback Transactions

RCI will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction, unless either (a) immediately thereafter, the sum of (1) the Attributable Debt to be outstanding pursuant to such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into by RCI or a Restricted Subsidiary on or after the initial issue date of the notes (or, in the case of a Restricted Subsidiary, the date on which it became a Restricted Subsidiary, if on or after the initial issue date of the notes) and (2) the aggregate amount of all Secured Debt, excluding Secured Debt which is secured equally and ratably with the notes of the applicable series, would not exceed 15% of RCI’s Consolidated Net Tangible Assets or (b) an amount, equal to the greater of the net proceeds to RCI or a Restricted Subsidiary from such sale and the Attributable Debt to be outstanding pursuant to such Sale and Leaseback Transaction, is used within 180 days to retire Debt of RCI or a Restricted Subsidiary. However, Debt which is subordinate to the notes of the applicable series or which is owed to RCI or a Restricted Subsidiary may not be retired in satisfaction of clause (b) above.

Limitation on Restricted Subsidiary Debt

RCI will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Debt (other than Debt to the extent that the notes of the applicable series are secured equally and ratably with (or prior to) such Debt), unless (1) the obligations of RCI under the notes of such series are guaranteed (which guarantee may be on an unsecured basis) by such Restricted Subsidiary such that the claim of the holders of the notes of such series under such guarantee ranks prior to or pari passu with such Debt or (2) after giving effect to the incurrence of such Debt and the application of the proceeds therefrom, the sum of (without duplication) (x) the then outstanding aggregate principal amount of Debt (other than Exempted Secured Debt) of all Restricted Subsidiaries, (y) the then outstanding aggregate principal amount of Secured Debt of RCI (not on a Consolidated basis) and (z) Attributable Debt relating to then outstanding Sale and Leaseback Transactions, would not exceed 15% of Consolidated Net Tangible Assets; provided, however, that this restriction will not apply to, and there will be excluded from any calculation hereunder, (A) Debt owing by a Restricted Subsidiary to RCI or to another Restricted Subsidiary and (B) Debt secured by Permitted Liens; provided, further, that this restriction will not prohibit the incurrence of Debt in connection with any extension, renewal or replacement (including successive extensions, renewals or replacements), in whole or in part, of any Debt of the Restricted Subsidiaries (provided that the principal amount of such Debt immediately prior to such extension, renewal or replacement is not increased).

Global Securities

The notes of each series will be issued in the form of one or more global securities that will be deposited with, or on behalf of, the depositary, The Depository Trust Company (the “depositary” or “DTC”). Interests in the global securities will be issued only in denominations of US$2,000 or integral multiples of US$1,000 in excess thereof. Unless and until it is exchanged in whole or in part for notes of the particular series in definitive form, a global security may not be transferred except as a whole to a nominee of the depositary for the global security, or by a nominee of the depositary to the depositary or another nominee of the depositary, or by the depositary or any nominee to a successor depositary or a nominee of the successor depositary.

Book-Entry System

Initially, each series of the notes will be registered in the name of Cede & Co., the nominee of the depositary. Accordingly, beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, records maintained by the depositary and its participants.

The depositary has advised us and the underwriters as follows: the depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The depositary holds securities that its participants (“Direct Participants”) deposit with the depositary. The depositary also eliminates the need for physical movement of securities certificates by facilitating the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in the Direct Participants’ accounts. Direct Participants include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations, and certain other organizations. The depositary is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, or DTCC. DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the depositary system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to the depositary and its Direct Participants and Indirect Participants are on file with the Commission. All interests in the global securities including those held through the Euroclear System (“Euroclear”) or Clearstream Banking S.A. (“Clearstream, Luxembourg”) may be subject to procedures and requirements of DTC. Those interests held through Euroclear or Clearstream, Luxembourg may also be subject to the procedures and requirements of such systems.

The depositary advises that its established procedures provide that:

●	upon our issuance of the notes, the depositary will credit the accounts of Direct Participants and Indirect Participants designated by the underwriters with the principal amounts of the notes purchased by the underwriters, and

●	ownership of interest in the global securities will be shown on, and the transfer of the ownership will be effected only through, records maintained by the depositary, the Direct Participants and the Indirect Participants.

The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the global securities is limited to such extent.

So long as a nominee of the depositary is the registered owner of the global securities, the nominee for all purposes, except as required by law, will be considered the sole owner or holder of the global securities under the Indenture.

Except as provided below, owners of beneficial interests in the global securities will not be entitled to have notes registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

None of RCI, the guarantor, any underwriters, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global securities, or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

Principal and interest payments on the notes registered in the name of the depositary’s nominee will be made in immediately available funds to the depositary’s nominee as the registered owner of the global securities. Under the terms of the notes, we and the trustee will treat the persons in whose names the notes are registered as the owners of those notes for the purpose of receiving payment of principal and interest on those notes and for all other purposes whatsoever. Therefore, neither we, the trustee nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the notes to owners of beneficial interests in the global securities. The depositary has advised us and the trustee that its current practice is, upon receipt of any payment of principal or interest, to credit Direct Participants’ accounts on the payment date in accordance with their respective holdings of beneficial interests in the global securities as shown on the depositary’s records, unless the depositary has reason to believe that it will not receive payment on the payment date. Payments by Direct Participants and Indirect Participants to owners of beneficial interests in the global securities will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of the Direct Participants and Indirect Participants and not of the depositary, the trustee, the underwriters or us, subject to any statutory requirements that may be in effect from time to time. Payment of principal and interest to the depositary is our responsibility or the responsibility of the trustee, but disbursement of those payments to the owners of beneficial interests in the global securities shall be the responsibility of the depositary and Direct Participants and Indirect Participants.

Each series of the notes represented by a global security will be exchangeable for notes of such series in definitive form of like tenor as the global security in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof if (i) the depositary notifies us that it is unwilling or unable to continue as depositary for the global security or at any time the depositary ceases to be a clearing agency registered under applicable law and, in either case, a successor depositary is not appointed by us within 90 days, (ii) we in our discretion at any time determine not to require all of the notes of such series to be represented by a global security and notify the trustee thereof or (iii) an Event of Default in respect of the notes of such series shall have occurred and be continuing (and, in the case of an Event of Default arising upon a Change in Control Triggering Event, such Event of Default shall not have been cured by a Change in Control Offer in the prescribed time). Any notes of a series that are exchangeable pursuant to the preceding sentence are exchangeable for notes of such series issuable in authorized denominations and registered in such names as the depositary shall direct. Subject to the foregoing, a global security is not exchangeable, except for a global security or global securities of the same aggregate denominations to be registered in the name of the depositary or its nominee.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but neither we nor the underwriters take responsibility for the accuracy thereof.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants (“DTC Participants”) will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream participants (“Clearstream Participants”) and/or Euroclear participants (“Euroclear Participants”) will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear, as applicable.

Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time-zone differences, credits of notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. The credits or any transactions in the notes settled during the processing will be reported to the relevant Euroclear Participant or Clearstream Participant on that business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of the notes by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued or changed at any time.

Same-Day Settlement and Payment

Settlement for the notes will be made by the underwriters in immediately available funds. So long as the depositary continues to make same-day settlement available to us, all payments of principal and interest on the notes will be made by us in immediately available funds.

Secondary trading in long-term notes and debentures of corporate issues is generally settled in clearing-house or next-day funds. In contrast, the depositary will facilitate same-day settlement for trading in the notes until maturity, and secondary market trading activity in the notes will therefore be required by the depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

Governing Law

The Indentures and the notes will be governed by and construed in accordance with the laws of the State of New York. The Indentures are subject to the provisions of the U.S. Trust Indenture Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following discussion summarizes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the notes. However, the discussion is limited in the following ways:

●	The discussion is based upon the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), U.S. Treasury regulations issued thereunder, U.S. Internal Revenue Service (the “IRS”) rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time.

●	The discussion only covers you if you buy your notes in the initial offering at their initial issue price.

●	The discussion only covers you if you hold your notes as a capital asset (that is, for investment purposes), and if you do not have a special tax status.

●	The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of notes, such as if you are a tax-exempt entity, bank, insurance company or financial institution, you hold the notes as a hedge against, or the notes are hedged against, currency risk or as part of a straddle or conversion transaction, you are a regulated investment company, subject to the alternative minimum tax, a dealer in securities or foreign currencies or a U.S. expatriate or your functional currency is not the U.S. dollar. We suggest that you consult your tax advisor about the consequences of holding notes in your particular situation.

●	The discussion is based on current law. Changes in the law may change the tax treatment of the notes, possibly with retroactive effect.

●	The discussion does not cover state, local or foreign law.

●	We have not requested a ruling from the IRS on the tax consequences of owning the notes. As a result, the IRS could disagree with portions of this discussion.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding notes, we suggest that you consult your tax advisor.

If you are considering buying notes, we suggest that you consult your tax advisor about the tax consequences of holding the notes in your particular situation.

Tax Consequences to U.S. Holders

This section applies to you if you are a “U.S. Holder”. A “U.S. Holder” is a beneficial owner of notes who is, for U.S. federal income tax purposes:

●	an individual U.S. citizen or resident alien;

●	a corporation or entity taxable as a corporation that was created under U.S. law (federal, state or District of Columbia);

●	an estate whose worldwide income is subject to U.S. federal income tax; or

●	a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust has an election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Qualified Reopening and Amortizable Premium

The 2044 notes will be issued in a “qualified reopening” of the existing 2044 notes for U.S. federal income tax purposes.  Accordingly, the 2044 notes will be considered to have the same issue date as the existing 2044 notes and to be issued at par, even though, considered separately, the 2044 notes will be issued at a premium equal to the excess of the offering price of the 2044 notes (excluding pre-issuance accrued interest) over their principal amount.

Generally, a U.S. Holder may elect to amortize such premium as an offset to stated interest income in respect of the 2044 notes, using a constant yield method prescribed under applicable Treasury regulations, over the remaining term of the 2044 notes, subject to certain limitations.  If you elect to amortize the premium, you must reduce the basis in the 2044 notes by the amount of the aggregate amortization deductions allowable for the premium.

If you make an election to amortize bond premium, such election will apply to all debt instruments that you own at the beginning of the first taxable year to which the election applies and to all debt instruments that you thereafter acquire, in each case, other than debt instruments the interest on which is excludible from gross income.  You may not revoke an election to amortize bond premium without the consent of the IRS.

The rules relating to amortizable premium, the determination of the accrual period for any such premium and the effect of an election to amortize premium are complex, and prospective investors should consult their own tax advisor regarding the application of these rules in their particular circumstances.

Pre-issuance Accrued Interest

A portion of the amount paid for the 2044 notes may be allocable to interest that accrued prior to the date such notes are purchased (the “pre-issuance accrued interest”). Under such allocation, on the first interest payment date, a portion of the interest received in an amount equal to the pre-issuance accrued interest would be treated as a return of such pre-issuance accrued interest and not as a payment of interest on the 2044 notes. Amounts treated as a return of pre-issuance accrued interest would not be taxable when received by a U.S. Holder but would reduce the U.S. Holder’s adjusted tax basis in the 2044 notes by a corresponding amount (in the same manner as would a payment of principal). The remainder of this discussion assumes that the 2044 notes will be so treated, and all references to interest in the remainder of this discussion exclude references to pre-issuance accrued interest.

Interest

●	If you are a cash method taxpayer (including most individual holders), you must report interest (including any tax withheld from the interest payment and any Additional Amounts paid in respect of such tax withheld) on the notes in your income as ordinary interest income when you receive it.

●	If you are an accrual method taxpayer, you must report interest (including any tax withheld from the interest payment and any Additional Amounts paid in respect of such tax withheld) on the notes in your income as ordinary interest income as it accrues.

●	Such interest will constitute foreign source income for U.S. federal income tax purposes. Subject to certain conditions and limitations, non-U.S. taxes, if any, withheld on interest payments may be treated as non-U.S. taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The limitation on non-U.S. taxes eligible for the U.S. foreign tax credit generally is calculated separately with respect to specific “baskets” of income. Interest on the notes generally will constitute “passive category income”. As an alternative to the tax credit, a U.S. Holder may elect to deduct such taxes (such an election would then apply to all non-U.S. income taxes such U.S. Holder paid in that taxable year). The rules governing the foreign tax credit are complex. You should consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale, Exchange, Redemption or Retirement of Notes

On your sale, exchange, redemption or retirement of a note:

●	You will have taxable gain or loss equal to the difference between the amount received by you and your tax basis in the note. Your tax basis in the note is your cost, subject to certain adjustments.

●	Your gain or loss will generally be capital gain or loss, and will be long term capital gain or loss if you held the note for more than one year. For noncorporate taxpayers, including individuals, the maximum tax rate on long-term capital gains is 20%. Deductibility of capital losses is subject to limitations.

●	If you sell the note between interest payment dates, a portion of the amount you receive reflects interest that has accrued on the note but has not yet been paid by the sale date. That amount is treated as ordinary interest income and not as sale proceeds.

●	Your gain or loss generally will be treated as U.S. source income for U.S. foreign tax credit limitation purposes.

Information Reporting and Backup Withholding

Under the tax rules concerning information reporting to the IRS:

●	Assuming you hold your notes through a broker or other securities intermediary, the intermediary generally must provide information to the IRS and to you on IRS Form 1099 concerning interest and retirement proceeds on your notes, unless an exemption applies.

●	Similarly, unless an exemption applies, you generally must provide the intermediary with your Taxpayer Identification Number on a certified IRS Form W-9 for its use in reporting information to the IRS. If you are an individual, this is your Social Security number. You generally are also required to comply with other IRS requirements concerning information reporting.

●	If you are subject to these requirements but do not comply, the intermediary generally must withhold 28% of all amounts payable to you on the notes (including principal payments) or the proceeds from the sale or other disposition of the notes. This is called “backup withholding”. If the intermediary withholds payments, you may use the withheld amount as a credit against your U.S. federal income tax liability, provided you furnish the required information to the IRS in a timely manner.

●	All individual U.S. Holders generally are subject to these requirements. Some holders, including all corporations, tax-exempt organizations and individual retirement accounts, are exempt from these requirements.

Additional Tax Reporting Requirements

Certain U.S. Holders may be required to disclose information about their notes on IRS Form 8938—Statement of Specified Foreign Financial Assets—if the aggregate value of their “specified foreign financial assets” exceeds certain dollar thresholds. Certain exceptions may apply, including an exception for notes held in accounts maintained by certain financial institutions. Significant penalties can apply if a U.S. Holder fails to disclose its specified foreign financial assets. You should consult your tax advisor regarding your obligation to file information reports with respect to the notes.

Tax on Net Investment Income

A tax of 3.8% is generally imposed on the net investment income of individual U.S. citizens and resident aliens with income above certain thresholds, and on the undistributed net investment income of trusts and estates with income above certain thresholds. Among other items, net investment income generally includes gross income from interest and net gain from the disposition of certain property, less certain related deductions. You should consult your tax advisor regarding the possible implications of this legislation on your particular circumstances.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of notes who acquires such notes, as a beneficial owner, pursuant to this prospectus supplement and who, at all relevant times, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) (i) is not, and is not deemed to be, a resident of Canada, (ii) is not a “specified shareholder” of RCI (for purposes of the thin capitalization rules in the Canadian Tax Act) and is not a person that does not deal at arm’s length with a “specified shareholder” of RCI, (iii) deals at arm’s length with RCI and with any transferee resident (or deemed to be  resident in Canada) to whom the holder disposes of notes, and (iv) does not use or hold, and is not deemed to use or hold, the notes in a business carried on in Canada. Special rules, which are not discussed in this summary, may apply to a holder of notes that is an authorized foreign bank or an insurer that carries on an insurance business in Canada and elsewhere. Such holders should consult their own tax advisors. This summary assumes that no interest paid on the notes will be in respect of a debt or other obligation to pay an amount to a person with whom RCI does not deal at arm’s length for purposes of the Canadian Tax Act.

This summary is based upon the provisions of the Canadian Tax Act in force on the date hereof and the regulations thereunder (the “Regulations”), all specific proposals to amend the Canadian Tax Act and the Regulations publicly announced prior to the date hereof by or on behalf of the Minister of Finance (Canada) (the “Proposed Amendments”) and counsel’s understanding of the current administrative practices of the Canada Revenue Agency published in writing prior to the date of this prospectus supplement. This summary does not otherwise take into account or anticipate any other changes in law or administrative or assessing practice, whether by legislative, regulatory, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax considerations which may differ from the Canadian federal income tax considerations described herein. No assurance can be given that the Proposed Amendments will be enacted as proposed or at all.

This summary is not exhaustive of all Canadian federal income tax considerations that may be relevant to a particular holder of the notes. This summary is of a general nature only and is not, and should not be construed to be, legal or tax advice to a particular holder of notes, and no representation with respect to the income tax consequences to any particular holder is made. Accordingly, prospective purchasers of notes should consult with their own tax advisors for advice regarding the income tax considerations applicable to their particular circumstances.

No withholding tax will apply under the Canadian Tax Act to interest, principal or premium, if any, paid or credited to a holder on a note or to proceeds received by a holder on the disposition of a note, including on a redemption, payment on maturity, repurchase or purchase for cancelation.

No other tax on income (including taxable capital gains) will be payable under the Canadian Tax Act by a holder of a note on interest, principal or premium, if any, or on proceeds received by a holder on the disposition of a note, including on a redemption, payment on maturity, repurchase or purchase for cancelation.

UNDERWRITING

Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Scotia Capital (USA) Inc. and TD Securities (USA) LLC are acting as representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

Underwriters	Principal Amount of 2025 Notes	Principal Amount of 2044 Notes
Citigroup Global Markets Inc.	US$ 115,500,000	US$ 49,500,000
J.P. Morgan Securities LLC	115,500,000	49,500,000
Scotia Capital (USA) Inc.	115,500,000	49,500,000
TD Securities (USA) LLC	115,500,000	49,500,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	70,000,000	30,000,000
BMO Capital Markets Corp.	28,000,000	12,000,000
CIBC World Markets Corp.	28,000,000	12,000,000
Mitsubishi UFJ Securities (USA), Inc.	28,000,000	12,000,000
Mizuho Securities USA Inc.	28,000,000	12,000,000
RBC Capital Markets, LLC	28,000,000	12,000,000
SMBC Nikko Securities America, Inc.	28,000,000	12,000,000
Total	US$ 700,000,000	US$ 300,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering may be terminated at the discretion of the representatives of the underwriters if there is a material adverse change in the financial markets which makes it impracticable to proceed with the offering and are also subject to approval of legal matters by counsel and to other conditions. The underwriters are, however, obligated to purchase all of the notes if they purchase any of the notes under the underwriting agreement. The underwriters propose to offer some of the 2025 notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the 2025 notes to dealers at the public offering price less a concession not to exceed 0.400%. The underwriters may allow, and dealers may reallow a concession not to exceed 0.250% on sales to other dealers with respect to the 2025 notes.  The underwriters propose to offer some of the 2044 notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the 2044 notes to dealers at the public offering price less a concession not to exceed 0.500%. The underwriters may allow, and dealers may reallow a concession not to exceed 0.250% on sales to other dealers with respect to the 2044 notes. The offering prices and the other terms of the notes have been determined by negotiation between us and the underwriters.

The following table shows the underwriting commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by RCI

Per 2025 note	0.650%
Per 2044 note	0.875%

After the underwriters have made a reasonable effort to sell all of the notes at the initial offering prices, the concessions allowed and the offering prices of the notes may be changed (but not in excess of the initial offering prices) and the compensation realized by the underwriters will change accordingly.

In connection with this offering, the representatives, on behalf of the underwriters, may, subject to applicable laws, bid for, purchase or sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of the notes in excess of the principal amount of the notes to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of the notes made for the purpose of preventing or retarding a decline in the market prices of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market prices of the notes. They may also cause the prices of the notes to be higher than the prices that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that such transactions may have on the prices of the notes. In addition, if the underwriters commence any of these transactions, they may discontinue them at any time without notice.

We estimate that our total expenses for this offering will be approximately US$2 million (not including the underwriting commissions).

The underwriters have performed and may in the future perform investment and commercial banking and advisory services for us from time to time for which they have received or may in the future receive customary fees and expenses. Each of Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Scotia Capital (USA) Inc., TD Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, BMO Capital Markets Corp., CIBC World Markets Corp., Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc., RBC Capital Markets, LLC and SMBC Nikko Securities America, Inc. is an affiliate of a bank or a financial institution that is currently a lender to us under one or more of our credit facilities (such affiliates, the “Lenders”) and/or a counter-party to one or more derivatives contracts with us (such affiliates, the “Counter-Parties”). Accordingly, we may be considered to be a connected issuer of each such underwriter for purposes of applicable securities legislation in the Province of Ontario. At the date hereof, we are indebted to the Lenders for approximately $2 billion in advances under our bank credit facilities.  At the date hereof our obligations under our credit facilities and derivatives contracts are unsecured. We are in compliance with the terms of, and the Lenders and the Counter-Parties have not waived any material breach of, the agreements governing our bank credit facilities and our derivatives contracts since their respective dates of execution.  None of the Lenders or Counter-Parties was involved in the decision to offer the notes or in the determination of the terms of the distribution of the notes. None of the underwriters will receive any direct benefit from this offering other than receipt of their respective share of the underwriters’ commissions. Other than as disclosed above, the proceeds of the offering will not be applied for the benefit of the underwriters or their affiliates.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

This prospectus supplement does not constitute an offer of the notes, directly or indirectly, in Canada or to residents of Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any notes purchased by it in Canada or to residents of Canada and that any selling agreement or similar agreement with respect to the notes will require each dealer or other party thereto to make an agreement to the same effect. The sale of the notes offered under this prospectus supplement to purchasers outside of Canada is being qualified under the securities laws of the Province of Ontario. The notes will not be qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario).

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next business day should consult their own advisor.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of notes described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the notes that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of notes may be offered to the public in that relevant member state at any time:

●	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

●	to fewer than 100, or if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of notes shall require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of notes described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer of notes to the public” in relation to the notes in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and amendments thereto including the 2010 PD Amending Directive, to the extent implemented in the relevant member state, and includes any relevant implementing measure in each relevant member state. “2010 PD Amending Directive” means Directive 2010/73/EU.

The sellers of the notes have not authorized and do not authorize the making of any offer of notes through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the notes as contemplated in this prospectus supplement. Accordingly, no purchaser of the notes, other than the underwriters, is authorized to make any further offer of the notes on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive and Section 86(7) of the Financial Services and Markets Act 2000, as amended, that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

Certain legal matters in connection with the offering of the notes will be passed upon on our behalf by Davies Ward Phillips & Vineberg LLP, our Canadian counsel, and Cravath, Swaine & Moore LLP, our U.S. counsel. Certain legal matters will be passed upon for the underwriters by Osler, Hoskin & Harcourt LLP, the underwriters’ Canadian counsel, and Skadden, Arps, Slate, Meagher & Flom LLP, the underwriters’ U.S. counsel. As of the date of this prospectus supplement, the respective partners and associates of each of Davies Ward Phillips & Vineberg LLP and Osler, Hoskin & Harcourt LLP own beneficially, directly or indirectly, less than 1% of our outstanding securities of any class and less than 1% of the outstanding securities of any class of our associates or affiliates.

EXPERTS

                 KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	February 21, 2014

ROGERS COMMUNICATIONS INC.

US$4,000,000,000
Debt Securities

We may offer from time to time, during the 25-month period that this prospectus, including any amendments hereto, remains valid, debt securities in an aggregate amount not to exceed US$4,000,000,000 (or its equivalent in any other currency used to denominate the debt securities at the time of offering). These debt securities may consist of debentures, notes or other types of debt and may be issuable in one or more series. The basis for calculating the dollar value of debt securities distributed under this prospectus will be the aggregate principal amount of debt securities that we issue except in the case of any debt securities that are issued at an original issue discount, the dollar value of which will be calculated on the basis of the gross proceeds that we receive.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein, if any, have been prepared in accordance with foreign generally accepted accounting principles, and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of securities described herein may have tax consequences both in the United States and in the home country of the Registrant. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Registrants are organized under the laws of a foreign country, that some or all of our officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country and that all or a substantial portion of the assets of the Registrants and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The debt securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario)and, unless otherwise provided in the prospectus supplement relating to a particular issue of debt securities, will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada except in the Province of Ontario.

The debt securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions and other factors. We will provide the specific terms of any debt securities we offer in one or more prospectus supplements which will accompany this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest. This prospectus may not be used to offer debt securities unless accompanied by a prospectus supplement.

We may sell debt securities to or through underwriters or dealers purchasing as principals, and may also sell debt securities to one or more purchasers directly or through agents. The prospectus supplement relating to a particular issue of debt securities will identify each underwriter, dealer or agent engaged by us in connection with the offering and sale of that issue, and will set forth the terms of the offering of such issue, including, to the extent applicable, the proceeds to be received by us and any compensation payable to underwriters, dealers or agents.

Unless otherwise specified in the applicable prospectus supplement, each issue of debt securities will be a new issue of debt securities with no established trading market. There is currently no market through which the debt securities may be sold and purchasers may not be able to resell the debt securities purchased under this prospectus. This may affect the pricing of the debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, and the extent of issuer regulation.

The debt securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, debt securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers. The price at which the debt securities will be offered and sold may vary from purchaser to purchaser and during the distribution period.

Our head office is located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9 and our registered office is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, V6C 0A3.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference into this prospectus or any applicable prospectus supplement and on other information included in the registration statement of which this prospectus forms a part. References to this “prospectus” include documents incorporated by reference herein. We have not authorized anyone to provide you with information that is different. We are not making an offer of these debt securities in any jurisdiction where the offer is not permitted by law.

Except as set forth under “Description of Debt Securities” or unless the context otherwise requires, in this prospectus (excluding the documents incorporated by reference herein) the terms “RCI”, “Company”, “we”, “us” and “our” refer to Rogers Communications Inc. and its subsidiaries, references to “Cdn$” and “$” are to Canadian dollars, and references to “U.S. dollars” or “US$” are to United States dollars.

All information permitted under applicable laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of those debt securities to which the prospectus supplement pertains. We have filed an undertaking with the Ontario Securities Commission that we will not distribute under this prospectus specified derivatives or asset-backed securities that, at the time of distribution, are novel without pre-clearing with the Ontario Securities Commission the disclosure to be contained in the prospectus supplement pertaining to the distribution of such securities.

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and are stated in Canadian dollars.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed by us with the Ontario Securities Commission under the Securities Act (Ontario) and filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) by us under the United States Securities Exchange Act of 1934, as amended, are specifically incorporated by reference into, and form an integral part of, this prospectus:

1.
our annual information form for the year ended December 31, 2013, dated February 14, 2014 (except that any section of such annual information form describing our credit ratings shall not be incorporated by reference into this prospectus);

2.
our audited consolidated financial statements as at and for the years ended December 31, 2013 and 2012, together with the report of the auditors thereon, and management’s discussion and analysis in respect of those statements;

3.	our management information circular dated March 6, 2013 in connection with our annual meeting of shareholders held on April 23, 2013;

4.	our material change report filed February 12, 2014 relating to the renewal of our normal course issuer bid for our Class B Non-Voting shares; and

5.	our material change report filed February 21, 2014 relating to our having secured twenty year licenses for two 12MHz blocks of contiguous, paired lower 700MHz band spectrum.

Any documents of the types referred to above (excluding confidential material change reports), and any business acquisition reports and updated earnings coverage ratio information, filed by us with the Ontario Securities Commission after the date of this short form prospectus and prior to 25 months from the date hereof shall be deemed to be incorporated by reference into this prospectus (except that any section of any annual information form describing our credit ratings shall not be incorporated by reference into this prospectus). In addition, any such documents which are filed with or furnished to the SEC by using our periodic reports on Form 6-K or annual report on Form 40-F (or any respective successor form) after the date of this prospectus shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part if and to the extent expressly provided in such report.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus except as so modified or superseded.

Upon a new annual information form and the related annual audited comparative financial statements and accompanying management’s discussion and analysis being filed with and, where required, accepted by, the Ontario Securities Commission during the currency of this prospectus, the previous annual information form, the previous annual audited comparative financial statements and accompanying management’s discussion and analysis and all interim financial statements and accompanying management’s discussion and analysis, material change reports, information circulars and business acquisition reports filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities hereunder. Upon an interim financial statement and accompanying management’s discussion and analysis being filed by us with and, where required, accepted by, the Ontario Securities Commission during the currency of this prospectus, all interim financial statements and accompanying management’s discussion and analysis filed prior to the new interim financial statement shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities hereunder.

A prospectus supplement containing the specific terms of an offering of the debt securities and, if applicable, updated disclosure of earnings coverage ratios will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such prospectus supplement but only for purposes of the offering of debt securities covered by that prospectus supplement. Any “template version” or any “marketing materials” (as such terms are defined in National Instrument 41-101 of the Canadian Securities Administrators) pertaining to an offering of debt securities that is filed by us with the Ontario Securities Commission after the date of the prospectus supplement for that offering and before the termination of the distribution of such debt securities will be deemed to be incorporated by reference into that prospectus supplement.

Information has been incorporated by reference in this prospectus from documents filed with the Ontario Securities Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Secretary at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9, Tel: 416-935-7777. Documents that we have filed with the Ontario Securities Commission may also be obtained over the Internet at the Canadian Securities Administrators’ website at www.sedar.com.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), a registration statement on Form F-10 relating to the debt securities. This prospectus, which forms a part of the registration statement, does not contain all of the information contained in the registration statement, including the exhibits filed therewith, to which reference is made for further information.

In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended, and, in accordance therewith, file and furnish reports and other information with or to the SEC. Our recent SEC filings may be obtained over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file or furnish with or to the SEC at the public reference facilities maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference facilities and copying charges. Copies of reports and other information concerning us may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

FORWARD-LOOKING INFORMATION

This prospectus (including the documents incorporated by reference herein) includes “forward-looking information”, within the meaning of applicable Canadian securities laws, and, “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information” or “forward-looking statements”), and assumptions concerning, among other things, our business, its operations and its financial performance and condition. This forward-looking information and these assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. This forward-looking information also includes, but is not limited to, forecasts and projections relating to revenue, adjusted operating profit, property, plant and equipment expenditures, cash income tax payments, free cash flow before and after cash income taxes, dividend payments, expected growth in subscribers and the services to which they subscribe, the cost of acquiring and retaining subscribers and the deployment of new services, continued cost reductions and efficiency improvements, the growth of new products and services and our acquisition and subsequent deployment of wireless spectrum described under “Recent Developments” and all other statements that are not historical facts. The words “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “project”, “guidance”, “outlook” and similar expressions are intended to identify statements containing forward-looking information, although not all forward-looking statements include such words. Conclusions, forecasts and projections set out in forward-looking information are based on our current objectives, strategies and intentions and on estimates, expectations, assumptions and other factors, most of which are confidential and proprietary, that we believe to be reasonable at the time applied, but may prove to be incorrect, including, but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth, pricing, usage and churn rates, changes in government regulation, technology deployment, availability of devices, the timing of new product launches, content and equipment costs, the integration of acquisitions, industry structure and stability and our finalizing the acquisition and subsequent deployment of wireless spectrum described under “Recent Developments”. Except as otherwise indicated, forward-looking information in this prospectus (including the documents incorporated by reference herein) does not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date the statement containing the forward-looking information is made.

We caution that all forward-looking information, including any statement regarding our current objectives, strategies and intentions and any factor, assumption, estimate or expectation underlying the forward-looking information, is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause our actual results and future events to differ materially from those expressed or implied in the forward-looking information, including, but not limited to:

•	economic conditions,

•	technological change,

•	the integration of acquisitions,

•	unanticipated changes in content or equipment costs,

•	changing conditions in the entertainment, information and communications industries,

•	regulatory changes,

•	new interpretations and new accounting standards from accounting standards bodies,

•	litigation and tax matters,

•	the level of competitive intensity,

•	the emergence of new opportunities, and

•	the post auction distribution of spectrum by Industry Canda.

These risks, uncertainties or other factors can also affect our objectives, strategies and intentions. Many of these factors are beyond our control or our current expectation or knowledge. Should one or more of these risks, uncertainties or other factors materialize, should our objectives, strategies or intentions change, or should any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating any legal rights regarding our future results or plans. We expressly disclaim any obligation to update or alter any statements containing forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. Before making any investment decision in respect of the debt securities and for a detailed discussion of the risks, uncertainties and environment associated with our business, its operations and its financial performance and condition, fully review the disclosure incorporated by reference into and included in this prospectus, including the risks referenced under “Risk Factors”.

ROGERS COMMUNICATIONS INC.

We are one of Canada’s leading diversified communications and media companies. We provide a broad range of services: wireless and wired voice and data communications, cable television, high-speed Internet, telephony, wired telecom and data networking services to consumers and businesses. We also compete in television and radio broadcasting, multi-platform shopping, sports media and entertainment, digital media and consumer, trade and professional publications.

RECENT DEVELOPMENTS

On February 19, 2014, we secured twenty year licenses for two 12MHz blocks of contiguous, paired lower 700MHz band spectrum located in the key rural and urban locations across Canada. Specifically, Rogers has acquired the A and B 12MHz blocks, in Southern Ontario, Eastern Ontario, Southern Quebec, Eastern Quebec, British Columbia, Alberta, Newfoundland, Nova Scotia and New Brunswick. Rogers has also acquired 12MHz of C block spectrum in Northern Quebec, Northern Ontario, Manitoba and Saskatchewan. Our cash investment to acquire this spectrum will total C$3.29 billion.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share and loan capital, on a consolidated basis, since December 31, 2013 to the date of this prospectus.

USE OF PROCEEDS

Any net proceeds that we expect to receive from the issue of debt securities will be set forth in a prospectus supplement. Unless otherwise specified in the applicable prospectus supplement, the net proceeds of an offering will be used for any one or more of debt repayment, working capital, acquisitions or other general corporate purposes. We may, from time to time, incur additional debt other than through the issue of debt securities pursuant to this prospectus.

PLAN OF DISTRIBUTION

We may offer and sell debt securities, for cash or other consideration, to or through one or more underwriters or dealers purchasing as principals, and also may sell debt securities to one or more purchasers directly or through agents. The distribution of debt securities may be effected from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the debt securities may be offered at market prices prevailing at the time of sale or at prices related to such prevailing market prices or at prices to be negotiated with purchasers. The price at which debt securities will be offered and sold may vary from purchaser to purchaser and during the distribution period.

The prospectus supplement with respect to any debt securities being offered will set forth the terms of the offering of those debt securities, including:

●	the name or names of any underwriters, dealers or other placement agents,

●	the purchase price of, and form of consideration for, those debt securities and the proceeds to us from such sale,

●	any delayed delivery arrangements,

●	any underwriting discounts or commissions and other items constituting underwriters’ compensation,

●	any offering price (or the manner of determination thereof if offered on a non-fixed price basis),

●	any discounts, commissions or concessions allowed or reallowed or paid to dealers, and

●	any securities exchanges on which those debt securities may be listed.

Only the underwriters named in a prospectus supplement are deemed to be underwriters in connection with debt securities offered by that prospectus supplement.

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the offered debt securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement which will also set forth the commission payable for solicitation of these contracts.

The debt securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario) and, unless otherwise provided in the prospectus supplement relating to a particular issue of debt securities, will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada except in the Province of Ontario. The debt securities may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter, dealer or agent participating in the distribution of debt securities will agree that it will not, directly or indirectly, offer, sell or deliver any such debt securities purchased by it in connection with that distribution in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

Under agreements that may be entered into by us, underwriters, dealers and agents who participate in the distribution of debt securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act, or to contributions with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

DESCRIPTION OF DEBT SECURITIES

We may offer unsecured general obligations or secured obligations, which may be senior (the “senior debt securities”) or subordinated (the “subordinated debt securities”). The senior debt securities and the subordinated debt securities are together referred to in this prospectus as the “debt securities”. Unless otherwise provided in a prospectus supplement, the senior debt securities will have the same rank as all our other unsubordinated debt. The subordinated debt securities may be senior or junior to, or rank pari passu with, our other subordinated obligations and will be entitled to payment only after payment on our unsubordinated indebtedness.

The following description sets forth certain general terms of the debt securities. The particular terms of a series of debt securities offered by any prospectus supplement and the extent, if any, to which such general terms may apply to those debt securities will be described in the related prospectus supplement. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the related prospectus supplement and to the following description. Prospective investors should rely on information in the applicable prospectus supplement if it is different from the following information. In this description, the words “we”, “us”, “our”, “RCI” and “Rogers Communications Inc.” refer to Rogers Communications Inc. (or its successors, if any) and not any of its subsidiaries.

Unless otherwise specified in a prospectus supplement, the senior debt securities and the subordinated debt securities will be issued under the base indenture (the “base indenture”) between us and The Bank of New York Mellon, as trustee, dated as of August 6, 2008, as supplemented by one or more supplemental indentures. A copy of the base indenture is attached as an exhibit to the registration statement of which this prospectus forms a part. A copy of the base indenture may also be obtained over the Internet at the Canadian Securities Administrators’ website at www.sedar.com. When we issue a series of debt securities, the terms and provisions that are particular to those securities will be set forth in a supplemental indenture. When we refer to the “indenture” in this prospectus in respect of a particular series of debt securities, we are referring to the base indenture, as supplemented by the supplemental indenture applicable to such series. The following summary is of certain provisions of the base indenture and certain general features of the debt securities and this summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the base indenture and the applicable provisions of the United States Trust Indenture Act of 1939 (the “TIA”), as amended.

General

The base indenture does not limit the amount of debt securities that may be issued. The debt securities may be issued in one or more series as may be authorized from time to time. The particular terms of any series of debt securities will be established at the time of issuance and will be described in the applicable prospectus supplement. These terms may include, but are not limited to, any of the following where applicable:

●	the title of that series,

●	any limit on the amount that may be issued in respect of that series,

●	whether we will issue the series of debt securities in global form and, if so, who the depositary will be,

●	the maturity date of the debt securities,

●	whether the debt securities are to be issued at an original issue discount and/or whether the debt securities are to be interest bearing,

●
if the debt securities are to be interest bearing, the annual interest rate or interest basis upon which the annual interest rate may be determined, any credit spread or margin over such interest rate, which may be fixed or variable, or any other method for determining the interest rate and the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates,

●	whether the debt securities will be secured or unsecured and, if secured, the terms of any security provided,

●	any guarantees, including the terms of any such guarantees,

●	the ranking of the series of debt securities relative to our other debt and the terms of the subordination of any series of subordinated debt securities,

●	the place where payments will be payable,

●	our right, if any, to defer payment of interest and the maximum length of any such deferral period,

●	the date, if any, after which, and the price at which, we may, at our option, redeem the series of debt securities pursuant to any optional redemption provisions,

●
the date, if any, on which, and the price at which, we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem or, at the holders’ option, to purchase, the series of debt securities,

●	whether any covenants or events of default in addition to, or that are different from, those provided in the base indenture will apply to the series of debt securities,

●	the price at which the debt securities will be issued or whether the debt securities will be issued on a non-fixed price basis,

●	the currency or currencies in which the debt securities are being sold and in which the principal of, and interest, premium or other amounts, if any, on, such debt securities will be payable,

●	the denominations in which we will issue the series of debt securities, and

●	any other specific material terms, preferences, rights or limitations of, or restrictions on, the series of debt securities.

If the debt securities will be issued under a different indenture than the base indenture, the applicable prospectus supplement will describe all of the above, to the extent applicable, will identify the trustee for that indenture and will describe the covenants, events of default and other material terms applicable to those debt securities to the extent that they differ from, or are additional to, those provided in the base indenture.

Unless otherwise provided in the applicable prospectus supplement, any guarantee in respect of debt securities would fully and unconditionally guarantee the payment of the principal of, and interest and premium, if any, on, such debt securities when such amounts become due and payable, whether at maturity thereof or by acceleration, notice of redemption or otherwise. In addition, if there is more than one guarantor for any debt securities, the guarantees would be joint and several as between the guarantors. We expect any guarantee provided in respect of senior debt securities would constitute an unsubordinated and unsecured obligation of the applicable guarantor. Other debt securities that we may issue also may be guaranteed and the terms of such guarantees (including any subordination) would be described in the applicable prospectus supplement and set forth in the applicable supplemental indenture. If any debt securities are to be guaranteed, we expect that Rogers Communications Partnership (“RCP”), an Ontario partnership, would be the guarantor. RCP is our indirect, wholly-owned subsidiary.

One or more series of debt securities may be sold at a discount below or premium above their stated principal amount and may bear no interest or interest at a rate that at the time of issuance is below or above market rates. One or more series of debt securities may be variable rate debt securities that may be exchanged for fixed rate debt securities.

Debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency exchange rates, commodity prices, equity indices, securities, instruments, loans or other factors. Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, equity indices, securities, instruments, loans or other factors. Information as to the methods for determining the amount of principal or interest, if any, payable on any date, and the currencies, commodities, equity indices, securities, instruments, loans or other factors to which the amount payable on such date is linked, will be set forth in the applicable prospectus supplement.

The term debt securities includes debt securities denominated in Canadian dollars, U.S. dollars or, if specified in the applicable prospectus supplement, in any other freely transferable currency or units based on or relating to foreign currencies.

Form, Denomination, Exchange and Transfer

We expect most debt securities to be issued in fully registered form without coupons and in denominations of Cdn$1,000 or US$1,000 and any integral multiple thereof.

Subject to the limitations provided in the indenture and except as otherwise provided in the applicable prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the office of the trustee maintained in the Borough of Manhattan, The City of New York or the principal corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

Optional Redemption

The debt securities will be redeemable, in whole or in part, at the option of RCI at any time at the applicable redemption price specified in the applicable prospectus supplement.

Notice of any redemption will be given at least 30 days but not more than 60 days before the redemption date to each holder of the debt securities to be redeemed.

Unless RCI defaults in payment of the applicable redemption price, on and after the redemption date, interest will cease to accrue on the debt securities or portions of the debt securities called for redemption.

In the case of a partial redemption of debt securities, selection of debt securities from such series for redemption will be made on a pro rata basis. If any debt security is redeemed in part, the notice of redemption relating to such debt security shall state the portion of the principal amount thereof to be redeemed; provided that no debt security in an aggregate principal amount of Cdn$1,000 or US$1,000, as the case may be, or less shall be redeemed in part. A replacement debt security in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original debt security.

Redemption Upon Changes in Withholding Taxes

Each series of debt securities will also be subject to redemption as a whole, but not in part, at the option of RCI at any time, on not less than 30 nor more than 60 days’ prior written notice, at 100% of the principal amount, together with accrued interest thereon to the redemption date, in the event RCI has become or would become obligated to pay, on the next date on which any amount would be payable with respect to such series of debt securities, any Additional Amounts with respect to such series of debt securities as a result of a change in the laws (including any regulations promulgated thereunder) or treaties of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position regarding the application or interpretation of such laws, regulations or treaties, which change is announced or becomes effective on or after the date of issuance of such series. See the subsection entitled “— Additional Amounts”.

Convertible Debt Securities

The prospectus supplement will describe, if applicable, the terms on which the debt securities will be convertible into equity of RCI. The prospectus supplement will describe how the number of shares or other equity securities of RCI to be received upon such conversion would be calculated and the anti-dilution protections, if any. No debt securities will be convertible for a period of at least one year from the time of sale.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the base indenture. Reference is made to the base indenture for the full definition of all such terms.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Capital Lease Obligation” means, with respect to any Person, an obligation incurred or assumed in the ordinary course of business under or in connection with any capital lease of real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease.

“Capital Stock” means, with respect to any Person, any and all shares, interests, participations or equivalents (however designated) of such Person’s capital stock whether now outstanding or issued after the date of the base indenture, including, without limitation, all common stock and preferred stock.

“Commission” means the United States Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or if at any time after the execution of the base indenture such Commission is not existing and performing the duties now assigned to it under the TIA, then the body performing such duties at such time.

“Debt” means, with respect to any Person, without duplication and (except as provided in clause (ii) below) without regard to any interest component thereof (whether actual or imputed) that is not yet due and payable:

(i)money borrowed (including, without limitation, by way of overdraft) or indebtedness represented by notes payable and drafts accepted representing extensions of credit;
(ii)the face amount of any drafts of a corporation in Canadian dollars and accepted by a Canadian lender for discount in Canada;
(iii)all obligations (whether or not with respect to the borrowing of money) which are evidenced by bonds, debentures, notes or other similar instruments or not so evidenced but which would be considered to be indebtedness for borrowed money in accordance with GAAP;
(iv) all liabilities upon which interest charges are customarily paid by such Person;
(v) shares of Disqualified Stock not held by RCI or a wholly-owned Restricted Subsidiary;
(vi) Capital Lease Obligations and Purchase Money Obligations, determined in each case in accordance with GAAP; and
(vii) any guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business) in any manner of any part or all of an obligation included in clauses (i) through (vi) above;

provided that “Debt” shall not include (A) trade payables and accrued liabilities which are current liabilities incurred in the ordinary course of business and, (B) except as otherwise expressly provided in the indenture, Inter-Company Subordinated Debt.

“Default” means, with respect to a series of debt securities, any event that is, or after notice or passage of time or both would be, an Event of Default with respect to such series.

“Disqualified Stock” means, for any series of debt securities, any Capital Stock of RCI or any Restricted Subsidiary which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the applicable series of debt securities for cash or securities constituting Debt. For purposes of this definition, the term “Debt” includes Inter-Company Subordinated Debt.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and as in force at the date as of which the base indenture was executed.

“Generally Accepted Accounting Principles” or “GAAP” means generally accepted accounting principles, in effect in Canada, as established by the Canadian Institute of Chartered Accountants and as applied from time to time by RCI in the preparation of its consolidated financial statements.

“Government Obligations” means direct obligations of, or obligations of a Person the timely payment of which is unconditionally guaranteed by, the government that issued any of the currencies in which the applicable series of debt securities are payable, and that are not subject to prepayment, redemption or call at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the U.S. Securities Act), as custodian with respect to any such obligation or obligations or a specific payment of principal of or interest on any account of the holder of such depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of principal of or interest on the Government Obligation evidenced by such depository receipt.

“Inter-Company Subordinated Debt” means, for any series of debt securities, all indebtedness of RCI or any of the Restricted Subsidiaries (except from one to the other) for money borrowed from Rogers Entities and under which payments by RCI or such Restricted Subsidiary, as the case may be, with respect thereto are subordinated to such debt securities in the manner and to the extent set forth in Exhibit A to the base indenture and in respect of which the agreement or instrument evidencing such indebtedness contains or incorporates by reference provisions substantially in the form of Exhibit A to the base indenture for the benefit of the trustee and the holders of such debt securities.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof, or any other entity.

“Purchase Money Obligations” means, with respect to any Person, obligations, other than Capital Lease Obligations, incurred or assumed in the ordinary course of business in connection with the purchase of property to be used in the business of such Person.

“Restricted Subsidiary” means any Subsidiary of RCI other than an Unrestricted Subsidiary.

“Rogers Entities” means RCI and its Affiliates.

“Shareholders’ Equity” means the aggregate amount of shareholders’ equity (including but not limited to share capital, contributed surplus and retained earnings) of RCI as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of RCI and computed in accordance with GAAP.

“Stated Maturity” means, with respect to any series of debt securities or any installment of interest thereon, the date specified in such series as the fixed date on which the principal of such series of debt securities or such installment of interest is due and payable.

“Subsidiary” means any firm, partnership, corporation or other legal entity in which RCI, RCI and one or more Subsidiaries, or one or more Subsidiaries owns, directly or indirectly, a majority of the Voting Shares or has, directly or indirectly, the right to elect a majority of the board of directors, if it is a corporation, or the right to make or control its management decisions, if it is some other Person.

“Unrestricted Subsidiary” means (i) any Subsidiary of RCI that at the time of determination shall be designated an Unrestricted Subsidiary in accordance with the provisions of the applicable supplemental indenture and (ii) any Subsidiary of an Unrestricted Subsidiary.

“Voting Shares” means any Capital Stock having voting power under ordinary circumstances to vote in the election of a majority of the directors of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

Certain Covenants

The following describes certain covenants contained in the base indenture. The base indenture also contains certain covenants not described herein. To the extent any additional or different covenants will apply to a particular series of debt securities, this will be set forth in the supplemental indenture relating to such series of debt securities and described in the applicable prospectus supplement.

Provision of Financial Information

RCI shall supply without cost to  each holder of the debt securities, and file with the trustee within 30 days after RCI is required to file the same with the Commission, copies of the annual reports and quarterly reports and of the information, documents and other reports which RCI may be required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act.

If RCI is not required to file with the Commission such reports and other information, unless otherwise indicated in the applicable prospectus supplement, RCI will furnish (without cost) to each holder of the debt securities and file with the trustee (i) within 120 days after the end of each fiscal year, its audited year-end financial statements prepared in accordance with GAAP and substantially in the form prescribed by applicable Canadian regulatory authorities for Canadian public reporting companies (whether or not RCI is a public reporting company at the time), (ii) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, its interim unaudited financial statements for such fiscal quarter prepared in accordance with GAAP and substantially in the form prescribed by applicable Canadian regulatory authorities for Canadian public reporting companies (whether or not RCI is a public reporting company at the time). RCI shall also make such reports available to prospective purchasers of the debt securities, securities analysts and broker-dealers upon their request.

Mergers, Amalgamations and Sales of Assets by RCI

RCI may not amalgamate or consolidate with or merge with or into any other Person or convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any Person by liquidation, winding-up or otherwise (in one transaction or a series of related transactions) unless: (a) either (1) RCI is the continuing corporation or (2) the Person (if other than RCI) formed by such consolidation or amalgamation or into which RCI is merged or the Person which acquires by conveyance, transfer, lease or other disposition the properties and assets of RCI substantially as an entirety (i) is a corporation, company, partnership or trust organized and validly existing under (A) the federal laws of Canada or the laws of any Province thereof or (B) the laws of the United States or any State thereof or the District of Columbia, and (ii) assumes by operation of law or expressly assumes, by a supplemental indenture with respect to all debt securities of each series outstanding under the indenture, all of the obligations of RCI under such debt securities; and (b) immediately after giving effect to such transaction (and, to the extent applicable to any additional covenants of a particular series of debt securities, treating any Debt which becomes an obligation of RCI or a Subsidiary in connection with or as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default shall have occurred and be continuing.

In the event of any transaction described in and complying with the conditions listed in the immediately preceding paragraph in which RCI is not the continuing corporation, the successor or continuing Person formed or remaining will succeed to, and be substituted for, and may exercise every right and power of, RCI under the indenture, and thereafter RCI will, except in the case of a lease, be discharged from all obligations and covenants under the indenture and the outstanding debt securities of each series.

Events of Default

Unless otherwise indicated in the applicable prospectus supplement of a particular series of debt securities, an Event of Default will occur with respect to a series of debt securities if:

(a)	there is a failure to pay when due the principal of (or any applicable redemption price of) any of the debt securities of such series; or

(b)	there is a failure to pay any interest or any Additional Amounts on any of the debt securities of such series for 30 days after the date when due; or

(c)	RCI or any Restricted Subsidiary fails to perform or observe any other covenant that is applicable to such series of debt securities contained in the indenture for a period of 60 days after written notice of such failure has been given to RCI by the trustee or to RCI and the trustee by the holders of 25% or more in aggregate principal amount of the outstanding debt securities of such series; or

(d)	(i) there shall have occurred one or more defaults of RCI or any Restricted Subsidiary in the payment of the principal of or premium on any indebtedness for money borrowed having an aggregate principal amount in excess of the greater of $100.0 million and 3.5% of Shareholders’ Equity, when the same becomes due and payable at the Stated Maturity thereof, and such default or defaults shall continue after any applicable grace period and have not been cured or waived or (ii) there shall occur and be continuing any acceleration of the maturity of the principal amount of any indebtedness for money borrowed of RCI or any Restricted Subsidiary having an aggregate principal amount in excess of the greater of $100.0 million and 3.5% of Shareholders’ Equity and, in any case referred to in the foregoing clause (i), such Debt has not been paid or, in any case referred to in the foregoing clause (ii), such acceleration has not been rescinded or annulled, in each case within 10 days of such non-payment or acceleration; or

(e)	any judgments or orders aggregating an amount in excess of the greater of $100.0 million and 3.5% of Shareholders’ Equity rendered against RCI or any Restricted Subsidiary remain unsatisfied and unstayed for 60 consecutive days; or

(f)	certain events of bankruptcy, insolvency or reorganization affecting RCI or any Restricted Subsidiary shall occur.

Except as otherwise provided in the applicable prospectus supplement, if an Event of Default (other than an Event of Default specified in clause (f) above) occurs and is continuing in respect of any series of debt securities, the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of such affected series may declare the principal of all outstanding debt securities of such series due and payable. If an Event of Default specified in clause (f) above occurs and is continuing in respect of a series of debt securities, then the principal of all outstanding debt securities of such series will become due and payable without any declaration or other act on the part of the trustee or any holder of such series.

At any time after a declaration of acceleration with respect to a series of debt securities has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in aggregate principal amount of the outstanding debt securities of such accelerated series acting in writing may, on behalf of the holders of all the debt securities of such individual accelerated series, rescind and annul such declaration of acceleration and its consequences if (a) RCI has paid or deposited, or caused to be paid or deposited, with the trustee a sum sufficient to pay (i) all sums paid or advanced by the trustee with respect to such series of debt securities and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel, (ii) the principal of, and interest, premium or other amounts, if any, on, any debt securities of such series that have become due and payable otherwise than by such declaration of acceleration, and (iii) to the extent provided in the applicable prospectus supplement and to the extent that payment of such interest is lawful, interest upon overdue interest at the rate provided for such purpose in the prospectus supplement for such series; and (b) all Events of Default, other than the non-payment of principal of, or interest, premium or other amounts, if any, on, the debt securities of such series which have become due solely by such declaration of acceleration, have been cured or waived.

The base indenture contains a provision entitling the trustee to be funded and indemnified by the holders of debt securities of the applicable series before proceeding to exercise any right or power under the indenture at the request or direction of such holders. Subject to such provisions for funding and indemnification of the Trustee and certain other limitations and conditions contained in the base indenture, the base indenture provides that the holders of a majority in aggregate principal amount of outstanding debt securities of the applicable series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee under the indenture. The base indenture provides that no holder of debt securities of any series may pursue a remedy with respect to the indenture except under certain circumstances where the trustee has failed to act.

During the existence of an Event of Default, the trustee is required to exercise such rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

RCI will be required to furnish to the trustee annually a statement as to any default by RCI in the performance and observance of its obligations under the indenture.

Defeasance and Covenant Defeasance of Indenture

Unless otherwise indicated in the relevant prospectus supplement of a particular series of debt securities, RCI may, at its option, and at any time, elect to have the obligations of RCI (and any applicable guarantors) discharged with respect to all outstanding debt securities or all outstanding debt securities of any series. We refer to this discharge of obligations as “defeasance”. Defeasance means that RCI (and any such guarantors) will be deemed to have paid and discharged the entire indebtedness represented by the applicable outstanding debt securities and to have satisfied its other obligations under the indenture with respect to those debt securities, except for (i) the rights of holders of such outstanding debt securities to receive, solely from the trust fund described in the paragraph below, payments in respect of the principal of (and premium, if any) and interest on such debt securities when such payments are due, (ii) RCI’s obligations under the indenture with respect to such debt securities relating to the issuance of temporary debt securities, the registration, transfer and exchange of debt securities, the replacement of mutilated, destroyed, lost or stolen debt securities, the payment of Additional Amounts, the maintenance of any office or agency for payments in respect of such debt securities, the holding of money for security payments in trust and statements as to compliance with such indenture, (iii) RCI’s obligations under the indenture in connection with the rights, powers, trusts, duties and immunities of the trustee, (iv) the defeasance provisions of the indenture and (v) RCI’s right of redemption in the event of Additional Amounts becoming payable under certain circumstances.

In addition, RCI may, at its option and at any time, elect to be released from its obligations (and to release any applicable guarantors from their obligations) with respect to certain covenants in respect of any series of debt securities under the indenture (including those described under the subsections of “—Certain Covenants” entitled “—Provision of Financial Information” and “—Mergers, Amalgamations and Sales of Assets by RCI”) and any and all additional and different covenants identified in the applicable prospectus supplement of such series of debt securities (unless otherwise indicated in such prospectus supplement) (“covenant defeasance”) and any omission to comply with such obligations thereafter shall not constitute a Default or an Event of Default with respect to that series of debt securities. In the event we exercise covenant defeasance in respect of a series, the events (excluding failure to pay and bankruptcy and insolvency events) described under the subsection entitled “—Events of Default”, as well as any additional and different Events of Default specified in the prospectus supplement of such series, will no longer constitute Events of Default with respect to the debt securities of such series.

In order to exercise either defeasance or covenant defeasance, (i) RCI must irrevocably deposit with the trustee, in trust, cash in the currency or currencies in which such debt securities are payable, certain Government Obligations, or a combination thereof in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants or chartered accountants, to pay the principal of (and premium, if any, on) and interest on the outstanding debt securities of such series on the Stated Maturity (or redemption date, if applicable) of such principal (and premium, if any) or installment of interest; (ii) in the case of defeasance, RCI shall have delivered to the trustee an opinion of counsel in the United States stating that (x) RCI has received from, or there has been published by, the Internal Revenue Service a ruling or (y) since the date of the applicable supplemental indenture with respect to a series of debt securities, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; (iii) in the case of covenant defeasance, RCI shall have delivered to the trustee an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities of such series will not recognize income, gains or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; (iv) in the case of defeasance or covenant defeasance, RCI shall have delivered to the trustee an opinion of counsel in Canada to the effect that holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax (including withholding tax) purposes as a result of such defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal or provincial income tax and other tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance, as applicable, had not occurred (which condition may not be waived by any holder or the trustee); and (v) RCI must comply with certain other conditions.

Additional Amounts

All payments made by RCI under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless RCI is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If RCI is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the debt securities, RCI will pay as interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder of such debt securities in respect of a beneficial owner (including Additional Amounts) after such withholding or deduction will not be less than the amount such holder would have received in respect of the beneficial owner if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a holder of debt securities in respect of a beneficial owner (each an “Excluded Person”) (i) with which RCI does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment, (ii) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the acquisition or mere holding of debt securities or the receipt of payments thereunder, (iii) which is subject to such Taxes by reason of its failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a pre-condition to exemption from, or a reduction in the rate of deduction or withholding of, such Taxes, (iv) if the debt securities are presented for payment more than 15 days after the date on which such payment or such debt securities became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the holder would have been entitled to such Additional Amounts had the debt securities been presented on the last day of such 15-day period) or (v) to the extent that such withholding is imposed on a payment to a holder or beneficial owner who is an individual pursuant to European Union Directive 2003/48/EC on the taxation of savings or any law implementing or complying with, or introduced in order to conform to, such Directive. RCI will also (a) make such withholding or deduction and (b) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. Upon the written request of a holder of debt securities, RCI will furnish, as soon as reasonably practicable, to such holder of debt securities certified copies of tax receipts evidencing such payment by RCI. RCI will indemnify and hold harmless each holder of debt securities in respect of a beneficial owner (other than an Excluded Person) and, upon written request of any holder of debt securities (other than an Excluded Person), reimburse such holder for the amount of (i) any such Taxes so levied or imposed and paid by such holder as a result of any failure of RCI to withhold, deduct or remit to the relevant tax authority, on a timely basis, the full amounts required under applicable law; and (ii) any such Taxes so levied or imposed with respect to any reimbursement under the foregoing clause (i), so that the net amount received by such holder in respect of a beneficial owner after such reimbursement would not be less than the net amount such holder would have received in respect of the beneficial owner if such taxes on such reimbursement had not been imposed.

At least 30 days prior to each date on which any payment under or with respect to the debt securities is due and payable, if RCI will be obligated to pay Additional Amounts with respect to such payment, RCI will deliver to the trustee an officer’s certificate stating the fact that such Additional Amounts will be payable, stating the amounts so payable and setting forth such other information necessary to enable the trustee, on behalf of the Company, to pay such Additional Amounts to holders of debt securities on the payment date. Whenever in the indenture there is mentioned, in any context, the payment of principal (and premium, if any), redemption price, interest or any other amount payable under or with respect to any debt securities, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

In the event that RCI has become or would become obligated to pay, on the next date on which any amount would be payable under or with respect to the debt securities of any series, any Additional Amounts as a result of certain changes affecting Canadian withholding tax laws, RCI may redeem all, but not less than all, the debt securities of such series at any time at 100% of the principal amount, together with accrued interest thereon to the redemption date. See the subsection entitled “— Redemption Upon Changes in Withholding Taxes”.

Modification and Waiver

Modifications and amendments to the indenture, including to any supplemental indenture relating to a series of debt securities, or the particular terms and conditions of any series of debt securities may be made by RCI (and any applicable guarantors) and the trustee, and will be made by the trustee on the request of RCI, with the consent of the holders of not less than a majority in aggregate principal amount of outstanding debt securities of each such series issued under the indenture to which such modification or amendment will apply; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such series affected thereby: (i) change the Stated Maturity of the principal of, or any installment of interest on, any such debt security, or reduce the principal amount thereof or the rate of interest thereon, or reduce the redemption price thereof, or change the coin or currency in which any such debt security or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the applicable redemption date); (ii) reduce the percentage in principal amount of outstanding debt securities of such series, the consent of whose holders is necessary to amend or waive compliance with certain provisions of the base indenture or the supplemental indenture applicable to such series or to waive certain Defaults; or (iii) modify any of the provisions relating to the modification or amendment of the base indenture or the particular terms and conditions of such series which provisions require the consent of holders of outstanding debt securities of such series or relating to the waiver of past Defaults, except to increase the percentage of outstanding debt securities of such series the consent of whose holders is required for such actions or to provide that certain other provisions of the base indenture or the supplemental indenture applicable to such series cannot be modified or waived without the consent of the holder of each debt security of such series affected thereby.

In addition, modifications and amendments to the indenture or the particular terms and conditions of any series of debt securities may be made by RCI (and any applicable guarantors) and the trustee without the consent of any holders of debt securities in order to, among other things, (i) provide certain additional rights or benefits to the holders of any series of debt securities, (ii) cure any ambiguity or correct or supplement any defective or inconsistent provision or make any other change to the indenture or a series of debt securities, provided, in each case, that such modification or amendment does not adversely affect the interests of the holders of debt securities of any such series in any material respect, and (iii) give effect to any direction or other act of the holders of a series of debt securities permitted to be given, made or taken under the indenture.

Any modification or amendment to the indenture or the particular terms and conditions of a series of debt securities that is permitted or authorized for a particular series will be binding on all holders of debt securities of that series notwithstanding whether a particular holder has approved it and, except as otherwise provided in any required approval for such modification or amendment, regardless of whether the holders of any other affected series of debt securities has approved it.

The holders of a majority in aggregate principal amount of the outstanding debt securities of any affected series may, on behalf of all holders of the debt securities of such series, waive RCI’s compliance with certain covenants and other provisions of the base indenture that apply to such series of debt securities and the supplemental indenture applicable to such series, including any existing Default or Event of Default and its consequences under the base indenture and such supplemental indenture other than a Default or Event of Default (i) in the payment of interest (or premium, if any) on, or the principal of, the debt securities of that series or (ii) in respect of a covenant or other provision that cannot be modified or amended without the consent of the holders of each outstanding debt security of that series.

Global Securities

We expect the following provisions to apply to all debt securities.

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary (the “depositary”) identified in the prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor.

The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the prospectus supplement. We expect that the following provisions will generally apply to depositary arrangements.

Upon the issuance of a global security, the depositary for such global security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual debt securities represented by such global security to the accounts of persons that have accounts with such depositary. Such accounts shall be designated by the dealers, underwriters or agents with respect to the debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to persons that have accounts with the applicable depositary (“participants”) or persons that may hold interests through participants. Ownership of beneficial interests in such global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable depositary or its nominee with respect to interests of participants and the records of participants with respect to interests of persons other than participants.

So long as the depositary for a global security, or its nominee, is the registered owner of a global security, except as required by law, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by that global security for all purposes under the indenture governing those debt securities. Except as provided below, owners of beneficial interests in a global security will not be entitled to have any of the individual debt securities of the series represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of any debt securities of such series in definitive form and will not be considered the owners or holders thereof under the indenture governing such debt securities.

Payments of principal, premium, if any, and interest, if any, on individual debt securities represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing the debt securities. None of RCI, the trustee for the debt securities or any paying agent or registrar for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made by the depositary or any participants on account of beneficial ownership interests in the global security for the debt securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a series of debt securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a global security representing the debt securities, immediately will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security for the debt securities as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in street name. Such payments will be the responsibility of such participants.

If the depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue definitive debt securities of that series in exchange for the global security or securities representing that series of debt securities. In addition, we may at any time and in our sole discretion, subject to any limitations described in the prospectus supplement relating to the debt securities, determine not to have any debt securities of a series represented by one or more global securities, and, in such event, will issue definitive debt securities of that series in exchange for the global security or securities representing that series of debt securities. A global security for a series of debt securities will also be exchangeable for definitive debt securities in the event that an Event of Default in respect of such series shall occur and be continuing. If definitive debt securities are issued, an owner of a beneficial interest in a global security will be entitled to physical delivery of definitive debt securities of the series represented by that global security equal in principal amount to that beneficial interest and to have the debt securities registered in its name.

Concerning the Trustee

The Bank of New York Mellon is the trustee under the indenture.

Governing Law

The indenture, any supplemental indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

Since substantially all of the assets of RCI are located outside the United States, any judgment obtained in the United States against RCI, including judgments with respect to the payment of principal or redemption price on the debt securities, may not be collectible within the United States. RCI has been informed by its Canadian counsel, Davies Ward Phillips & Vineberg LLP, that, under the laws of the Province of Ontario and the federal laws of Canada applicable in that province (collectively, “Applicable Laws”), a court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) would give a judgment based upon a final and conclusive in personam judgment of a court exercising jurisdiction in the State of New York (“New York Court”) for a sum certain, obtained against RCI with respect to a claim arising out of the indenture and the debt securities (a “New York Judgment”), without reconsideration of the merits (a) provided that (i) an action to enforce the New York Judgment is commenced in the Ontario Court within any applicable limitation period; (ii) the Ontario Court has discretion to stay or decline to hear an action on the New York Judgment if the New York Judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action as the New York Judgment; (iii) the Ontario Court will render judgment only in Canadian dollars; and (iv) an action in the Ontario Court on the New York Judgment may be affected by bankruptcy, insolvency or other laws affecting the enforcement of creditors’ rights generally; and (b) subject to the following defenses: (i) that the New York Judgment was obtained by fraud or in a manner contrary to the principles of natural justice; (ii) that the New York Judgment is for a claim which under Applicable Laws would be characterized as based on a foreign revenue, expropriatory, penal or other public law; (iii) that the New York Judgment is contrary to public policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; or (iv) that the New York Judgment has been satisfied or is void or voidable under the laws of the State of New York.

Consent to Jurisdiction and Service

RCI has appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in any suit, action or proceeding with respect to the indenture, including any supplemental indentures or the debt securities issued thereunder, and for actions brought under federal or state laws brought in any federal or state court located in the Borough of Manhattan in The City of New York and submits to such jurisdiction.

EARNINGS COVERAGE

The following earnings coverage ratio and associated financial information have been calculated on a consolidated basis for the 12-month period ended December 31, 2013 based on our consolidated financial statements for the year ended December 31, 2013 which have been prepared in accordance with IFRS.

12 Months Ended December 31, 2013
Earnings before borrowing costs and income taxes	$2,986 million
Borrowing cost requirements(1)	$746 million
Earnings coverage ratio(2)	4.00x

(1)	Borrowing cost requirements refers to our aggregate interest expense in respect of our financial liabilities, including deferred financing fees, for the year ended December 31, 2013.

(2)
Earnings coverage ratio refers to the ratio of (i) our earnings before borrowing costs and income taxes for the year ended December 31, 2013 and (ii) our borrowing cost requirements for the year ended December 31, 2013.

The information presented above is historical and does not give effect to the issuance of debt securities that may be distributed pursuant to this prospectus since the terms of such debt securities are not presently known. Earnings coverage ratios adjusted to give effect to the issuance of any debt securities being distributed and to reflect such other adjustments as may be required by applicable Canadian securities law requirements will be presented for the prescribed periods in the applicable prospectus supplement. The earnings coverage ratio set out above does not purport to be indicative of earnings coverage ratios for any future periods.

RISK FACTORS

An investment in the debt securities involves risk. Before deciding whether to invest in the debt securities, you should consider carefully the risks described in the documents incorporated by reference into this prospectus (including subsequent documents incorporated by reference into this prospectus) and, if applicable, those described in a prospectus supplement relating to a specific offering of debt securities. Discussions of certain risks and uncertainties affecting our business are provided in our annual information form and our management’s discussion and analysis for the year ended December 31, 2013 (or, as applicable, our annual information form and our management’s discussion and analysis for subsequent periods), each of which is incorporated by reference into this prospectus. These are not the only risks and uncertainties that we face. Additional risks not presently known to us or that we currently consider immaterial may also materially and adversely affect us. If any of the events identified in these risks and uncertainties were to actually occur, our business, financial condition or results of operations could be materially harmed.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation organized under the laws of the Province of British Columbia, Canada and substantially all of our assets are located in Canada. In addition, most of our directors, substantially all of our officers and most of the experts named herein are resident outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for U.S. investors to effect service of process within the United States upon such directors, officers or experts to enforce against them judgments of U.S. courts based upon, among other things, the civil liability provisions of the U.S. federal securities laws. In addition, we have been advised by Davies Ward Phillips & Vineberg LLP, our Canadian counsel, that there may be some doubt whether a judgment of a U.S. court predicated solely upon civil liability provisions of United States federal securities laws would be enforceable in Ontario. We have also been advised by such counsel that there is substantial doubt whether an action could be brought in Ontario in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against us in a United States court arising out of or related to or concerning the offering of the debt securities under our registration statement.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe the principal Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of the debt securities offered thereunder. The applicable prospectus supplement may also describe certain U.S. federal income tax considerations generally applicable to the purchase, holding and disposition of those debt securities by an investor who is a United States person.

LEGAL MATTERS

Certain legal matters relating to debt securities offered by this short form base shelf prospectus will be passed upon on our behalf by Davies Ward Phillips & Vineberg LLP, our Canadian counsel, and Cravath, Swaine & Moore LLP, our U.S. counsel. As of the date of this prospectus, the partners and associates of Davies Ward Phillips & Vineberg LLP, as a group, own beneficially, directly or indirectly, less than 1% of our outstanding securities of any class and less than 1% of the outstanding securities of any class of our associates or affiliates.

EXPERTS

KPMG LLP are the auditors of RCI and have confirmed that they are independent with respect to RCI within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation and regulation, and that they are independent accountants with respect to RCI under all relevant U.S. professional and regulatory standards.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”; consent of KPMG LLP; consent of Davies Ward Phillips & Vineberg LLP; powers of attorney from directors and officers of the registrants; the base indenture relating to the debt securities and the statement of eligibility of the Trustee on form T-1.

US$1,000,000,000

Rogers Communications Inc.

US$700,000,000 3.625% Senior Notes Due 2025

US$300,000,000 5.00% Senior Notes Due 2044

PROSPECTUS SUPPLEMENT
 December 1, 2015

Joint Book-Running Managers

Citigroup	J.P. Morgan	Scotiabank	TD Securities

BofA Merrill Lynch

Co-Managers

BMO Capital Markets	CIBC Capital Markets	Mizuho Securities	MUFG	RBC Capital Markets	SMBC Nikko